File No : 82 - 34825



CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND REVIEW REPORT ORIGINALLY ISSUED IN TURKISH SEE NOTE IN SECTION SIX/II

AKBANK T.A.Ş.

PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND REVIEW REPORT AT 31 MARCH 2005

PRICEWATERHOUSECOOPERS

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik A.Ş.
a member of
PricewaterhouseCoopers
BJK Plaza, Süleyman Seba Caddesi
No:48 B Blok Kat 9 Akaretler
Beşiktaş 34357 İstanbul-Turkey
www.pwc.com/tr
Telephone +90 (212) 326 6060
Facsimile +90 (212) 326 6050

CONVENIENCE TRANSLATION INTO ENGLISH OF REVIEW REPORT ORIGINALLY ISSUED IN TURKISH

AKBANK T.A.Ş.

REVIEW REPORT
FOR THE INTERIM PERIOD 1 JANUARY - 31 MARCH 2005

To the Board of Directors of Akbank T.A.Ş.

1. We have reviewed the accompanying unconsolidated balance sheet of Akbank T.A.Ş. ("the Bank") at 31 March 2005 and the related unconsolidated statement of income for the period then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to issue a report on these financial statements based on our review.

2. We conducted our review in accordance with the Uniform Chart of Accounts of banks, accounting standards and the independent audit principles in conformity with Banking Act/No. 4389. Those principles require that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries concerning the Bank's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

3. Based on our review nothing has come to our attention that causes us to believe that the accompanying unconsolidated financial statements do not give a true and fair view of the financial position of Akbank T.A.Ş. at 31 March 2005 and the results of operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

   Additional paragraph for convenience translation into English:

4. As explained in Section 6.II., the effects of differences between accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which the accompanying financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations and changes in financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

Başaran Nas Serbest Muhasebeci
Mali Müşavirlik Anonim Şirketi
a member of
PricewaterhouseCoopers



Zeynep Uras, SMMM

Istanbul, 9 May 2005

**CONVENIENCE TRANSLATION INTO ENGLISH
OF PUBLICLY AVAILABLE UNCONSOLIDATED FINANCIAL STATEMENTS AND
REVIEW REPORT
ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX/II**

AKBANK T.A.Ş.

THE REPRESENTATION LETTER OF BANK MANAGEMENT ON THE PUBLICLY AVAILABLE REVIEWED UNCONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THE FINANCIAL STATEMENTS AT AT 31 MARCH 2005

The financial reporting package includes the following sections in accordance with "Communiqué 17-Financial Statements and Related Explanation and Notes" as sanctioned by the Banking Supervision and Regulation Agency:

- **Section One** - GENERAL INFORMATION
- **Section Two** - UNCONSOLIDATED FINANCIAL STATEMENTS
- **Section Three** - EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES
- **Section Four** - INFORMATION RELATED TO FINANCIAL POSITION
- **Section Five** - INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND NOTES
- **Section Seven** - EXPLANATIONS ON REVIEW REPORT

The accompanying reviewed unconsolidated financial statements and notes to these financial statements which are expressed, unless otherwise stated, in thousands of New Turkish lira (YTL) have been prepared based on the accounting books of the Bank in accordance with the Accounting Application Regulation and the communiqués on accounting standards.

9 May 2005

Özen GÖKSEL Member of the Board of Directors in charge of Internal Audit	Zafer KURTUL President	Balamir YENİ Executive Vice President	Atıl ÖZUS Manager

Page:

SECTION ONE

GENERAL INFORMATION

SECTION TWO

UNCONSOLIDATED FINANCIAL STATEMENTS

SECTION THREE

EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

SECTION FOUR

INFORMATION RELATED TO FINANCIAL POSITION

SECTION FIVE

INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS

SECTION SIX

OTHER EXPLANATIONS AND FOOTNOTES

SECTION SEVEN

EXPLANATIONS ON REVIEW REPORT

(Amounts expressed in thousands of New Turkish lira (YTL))

SECTION ONE
GENERAL INFORMATION

I. BANK'S SERVICES AND NATURE OF OPERATIONS

Akbank T.A.Ş. ("the Bank" or "Akbank") was established on 30 January 1948 as a private commercial bank, in accordance to the decision of the Council of Ministers, No. 3/6710; it was authorised to perform all economic, financial and commercial activities which are allowed by the laws of Turkish Republic. As of 31 March 2005, the Bank had 631 branches dispersed throughout the country, 1 representative office and 8 branches operating outside the country (31 December 2004: 633 branches, 1 representative office and 8 branches operating outside the country). As at 31 March 2005, the Bank employed 10.401 people (31 December 2004: 10.413 people). In addition to regular banking operations, the Bank also provides insurance intermediary services as an agency of Aksigorta A.Ş. and Ak Emeklilik A.Ş.. Some of the Bank's shares have been quoted on the Istanbul Stock Exchange since 1990. In 1998, 4,03% of the outstanding share capital of the Bank was offered and sold in an international offering outside of Turkey in the form of Ordinary Shares and American Depository Receipt ("ADR"). As of 31 March 2005, almost 34% of the shares are publicly traded, including the ADRs (31 December 2004: 32%).

II. INFORMATION ABOUT THE BANK'S MAJOR SHAREHOLDING GROUP

The major shareholder group, directly or indirectly, is Sabancı Group.

III. INFORMATION AND DISCLOSURES ON INTERIM FINANCIAL STATEMENTS

a. As explained in footnote Section Three I-b, as of 1 January 2005 the inflation accounting application has been terminated. Except for the discontinuaiton of inflation accounting application, accounting policies and methods consistent with the policies applied in the preparation of the year-end financial statements have been applied in the preparation of the interim financial statements, without any changes. These accounting policies are explained in Section Three in detail.

b. There are no transactions of a seasonal or periodical nature in the interim period.

c. There are no fundamental errors or significant temporary transactions affecting the financial statements.

d. There are no accounts affecting the shareholders' equity, net income and cash flows which originated from extraordinary transactions.

e. There are no changes in the estimated amounts related to the current period on the basis of the materiality principle.

f. There are no issuance and repayments of securities within the period.

(Amounts expressed in thousands of New Turkish lira (YTL))

g. Explanations related with dividends paid:

The ordinary General Assembly meeting of the Bank was held on 25 March 2005. In the ordinary General Assembly meeting, it was decided that of the YTL1.020.528 net income generated from 2004 operations; YTL464.812 would be distributed in cash to the Bank's shareholders, founders' shares and usufruct shares, and the remaining YTL555.716 would be set aside as legal and extraordinary reserves. In the ordinary General Assembly it was also decided to increase paid-in share capital from YTL1.500.000 to YTL1.800.000 by using internal sources. YTL150.000 of the increase will be funded by "Adjustment to share capital" account, YTL5.314 will be funded by real-estate sale income and YTL144.686 will be funded by the extraordinary reserves.

The required applications related to the capital increase were made as of the preparation date of these financial statements. Cash dividend payments have been substantially completed.

h. There are no important subsequent events whose effects should be reflected in the interim financial statements.

i. Transactions affecting the structure of the Bank, like purchase or sale of subsidiaries, long-term investments restructuring or discontinuing of operations.

As of 9 March 2005, the Bank has acquired 60% of shares in it's subsidiary Ak Uluslararası Bankası A.Ş. (formerly named BNP Ak Dresdner Bank A.Ş.) which previously belonged to foreign shareholders. Ak Uluslararası Bankası A.Ş. will be merged by absorption with the Bank.

j. There have been no changes in contingent liabilities following the preparation date of the financial statements.

IV. OTHER INFORMATION

a. Address of the headquarters:

Sabancı Center 34330, 4. Levent / Istanbul

b. Telephone and fax numbers:

Telephone : (0 212) 270 00 44
Fax : (0 212) 269 77 87

c. Internet address:

www.akbank.com

d. **Reporting period:**

1 January- 31 March 2005

SECTION TWO
UNCONSOLIDATED FINANCIAL STATEMENTS

CONVENIENCE TRANSLATION INTO ENGLISH PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.
I- BALANCE SHEETS AT 31 MARCH 2005 AND 31 DECEMBER 2004

(Amounts are expressed in YTL Thousand)

	ASSETS		CURRENT PERIOD (31/03/2005)			PRIOR PERIOD (31/12/2004)		
		Notes (Section V)	TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Cash**	(I-a)	**155,359**	**247,860**	**403,219**	**154,367**	**119,885**	**274,252**
1.1	Cash		143,725		143,725	148,629		148,629
1.2	Foreign Currency		-	110,712	110,712	-	117,768	117,768
1.3	Balances with the Central Bank of Turkey		11,634	135,477	147,111	5,738	33	5,771
1.4	Other		-	1,671	1,671	-	2,084	2,084
II.	**Trading Securities (Net)**	(I-b)	**134,159**	**2,903,127**	**3,037,286**	**173,485**	**3,588,762**	**3,762,247**
2.1	Government Debt Securities		134,100	2,893,411	3,027,511	173,483	3,573,536	3,747,019
2.1.1	Government Bonds		127,956	2,893,411	3,021,367	147,819	3,573,536	3,721,355
2.1.2	Treasury Bills		6,144	-	6,144	25,664	-	25,664
2.1.3	Other Public Debt Securities		-	-	-	-	-	-
2.2	Share Certificates		59	-	59	2	-	2
2.3	Other Marketable Securities		-	9,716	9,716	-	15,226	15,226
III.	**Banks and Other Financial Institutions**		**4,047**	**1,180,021**	**1,184,068**	**17,039**	**1,273,629**	**1,290,668**
3.1	Due from Banks		4,047	1,180,021	1,184,068	17,039	1,273,629	1,290,668
3.1.1	Domestic Banks		4,047	-	4,047	3,039	-	3,039
3.1.2	Foreign Banks		-	1,180,021	1,180,021	14,000	1,273,629	1,287,629
3.1.3	Headquarters and Branches in Abroad		-	-	-	-	-	-
3.2	Other Financial Institutions		-	-	-	-	-	-
IV.	**Money Markets**		-	**247,615**	**247,615**	-	**429,665**	**429,665**
4.1	Interbank Money Market Placements		-	247,615	247,615	-	429,665	429,665
4.2	Receivables from Istanbul Stock Exchange Money Market		-	-	-	-	-	-
4.3	Receivables from Reverse Repurchase Agreements		-	-	-	-	-	-
V.	**Available-for-sale Securities (Net)**	(I-c)	**7,297,470**	**5,036,813**	**12,334,283**	**6,298,603**	**4,855,057**	**11,153,660**
5.1	Share Certificates		31,417	69	31,486	17,425	72	17,497
5.2	Other Marketable Securities		7,266,053	5,036,744	12,302,797	6,281,178	4,854,985	11,136,163
VI.	**Loans**	(I-d)	**8,599,700**	**5,273,634**	**13,873,334**	**7,779,672**	**5,159,528**	**12,939,200**
6.1	Short-term		5,425,566	1,321,580	6,747,146	4,988,157	1,082,498	6,070,655
6.2	Medium and Long-term		3,174,134	3,952,054	7,126,188	2,791,515	4,077,030	6,868,545
6.3	Loans under Follow-up		213,087	32,542	245,629	171,227	32,892	204,119
6.4	Specific Provisions (-)		213,087	32,542	245,629	171,227	32,892	204,119
VII.	**Factoring Receivables**		-	-	-	-	-	-
VIII.	**Held-to-maturity Securities (Net)**	(I-e)	**322,382**	-	**322,382**	**322,382**	-	**322,382**
8.1	Government Debt Securities		322,382	-	322,382	322,382	-	322,382
8.1.1	Government Bonds		322,382	-	322,382	322,382	-	322,382
8.1.2	Treasury Bills		-	-	-	-	-	-
8.1.3	Other Public Debt Securities		-	-	-	-	-	-
8.2	Other Marketable Securities		-	-	-	-	-	-
IX.	**Investments and Associates (Net)**	(I-f)	**10,074**	**97,320**	**107,394**	**87,988**	**99,448**	**187,436**
9.1	Financial Investments and Associates		10,074	97,320	107,394	87,988	99,448	187,436
9.2	Non-financial Investments and Associates		-	-	-	-	-	-
X.	**Subsidiaries (Net)**	(I-g)	**287,335**	**89,157**	**376,492**	**111,772**	**93,481**	**205,253**
10.1	Financial Subsidiaries		287,335	89,157	376,492	111,772	93,481	205,253
10.2	Non-Financial Subsidiaries		-	-	-	-	-	-
XI.	**Oher Investments (Net)**		-	-	-	-	-	-
XII.	**Financial Lease Receivables (Net)**	(I-h)	-	-	-	-	-	-
12.1	Gross Financial Lease Receivables		-	-	-	-	-	-
12.2	Unearned Income (-)		-	-	-	-	-	-
XIII.	**Reserve Requirements with the Central Bank of Turkey**		**2,292,126**	**1,149,725**	**3,441,851**	**699,986**	**1,225,572**	**1,925,558**
XIV.	**Miscellaneous Receivables**		**21,260**	**410**	**21,670**	**20,341**	**906**	**21,247**
XV.	**Accrued Interest and Income Receivable**	(I-i)	**1,412,758**	**319,610**	**1,732,368**	**1,160,419**	**514,064**	**1,674,483**
15.1	Loans		160,790	58,923	219,713	149,573	52,040	201,613
15.2	Marketable Securities		1,237,333	238,169	1,475,502	995,679	255,989	1,251,668
15.3	Other		14,635	22,518	37,153	15,167	206,035	221,202
XVI.	**Property and Equipment (Net)**		**638,086**	**6,684**	**644,770**	**653,163**	**7,154**	**660,317**
16.1	Book Value		1,093,580	7,335	1,100,915	1,089,202	8,680	1,097,882
16.2	Accumulated Depreciation (-)		455,494	651	456,145	436,039	1,526	437,565
XVII.	**Intangible Assets (Net)**		**22,723**	-	**22,723**	**24,830**	-	**24,830**
17.1	Goodwill		-	-	-	-	-	-
17.2	Other		50,868	-	50,868	50,866	-	50,866
17.3	Accumulated Amortisation (-)		28,145	-	28,145	26,036	-	26,036
XVIII.	**Other Assets**	(I-j)	**76,947**	**5,772**	**82,719**	**33,479**	**8,735**	**42,214**
	TOTAL ASSETS		21,274,426	16,557,748	37,832,174	17,537,526	17,375,886	34,913,412

The accompanying notes form an integral part of these financial statements.

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.
II- BALANCE SHEETS AT 31 MARCH 2005 AND 31 DECEMBER 2004

(Amounts are expressed in YTL Thousand)

	LIABILITIES and SHAREHOLDERS' EQUITY		CURRENT PERIOD (31/03/2005)			PRIOR PERIOD (31/12/2004)		
		Notes (Section V)	TL	Foreign Currency	Total	TL	Foreign Currency	Total
I.	**Deposits**	(II-a)	**9,076,230**	**12,894,524**	**21,970,754**	**6,749,021**	**13,169,404**	**19,918,425**
1.1	Bank Deposits		613,432	1,048,151	1,661,583	54,571	938,996	993,567
1.2	Saving Deposits		6,065,062	-	6,065,062	5,336,319	-	5,336,319
1.3	Public Sector Deposits		81,912	-	81,912	8,802	-	8,802
1.4	Commercial Deposits		1,879,525	-	1,879,525	1,185,017	-	1,185,017
1.5	Other Institutions Deposits		436,299	-	436,299	164,312	-	164,312
1.6	Foreign Currency Deposits		-	11,846,373	11,846,373	-	12,230,408	12,230,408
1.7	Gold Vault		-	-	-	-	-	-
II.	**Money Markets**	(II-b)	**3,317,370**	**327,027**	**3,644,397**	**2,102,358**	**170,956**	**2,273,314**
2.1	Funds from Interbank Money Market		-	-	-	-	-	-
2.2	Funds from Istanbul Stock Exchange Money Market		63,033	-	63,033	20,787	-	20,787
2.3	Funds Provided Under Repurchase Agreements		3,254,337	327,027	3,581,364	2,081,571	170,956	2,252,527
III.	**Funds Borrowed**	(II-c)	**71,266**	**4,260,522**	**4,331,788**	**61,867**	**4,782,868**	**4,844,735**
3.1	Funds Borrowed from the Central Bank of Turkey		-	-	-	-	-	-
3.2	Other Funds Borrowed		71,266	4,260,522	4,331,788	61,867	4,782,868	4,844,735
3.2.1	Domestic Banks and Institutions		71,266	21,303	92,569	61,867	21,510	83,377
3.2.2	Foreign Banks, Institutions, and Funds		-	4,239,219	4,239,219	-	4,761,358	4,761,358
IV.	**Marketable Securities Issued (Net)**	(II-d)	-	-	-	-	-	-
4.1	Bills		-	-	-	-	-	-
4.2	Asset Backed Securities		-	-	-	-	-	-
4.3	Bonds		-	-	-	-	-	-
V.	**Funds**	(II-e)	-	-	-	-	-	-
VI.	**Miscellaneous Payables**	(II-f)	**625,965**	**48,424**	**674,389**	**666,665**	**30,286**	**696,951**
VII.	**Other Liabilities**	(II-g)	**180,623**	**111,736**	**292,359**	**177,036**	**106,585**	**283,621**
VIII.	**Taxes and Other Duties Payable**		**57,761**	**80**	**57,841**	**66,701**	**79**	**66,780**
IX.	**Factoring Payables**		-	-	-	-	-	-
X.	**Financial Lease Payables (Net)**	(II-h)	-	**4,422**	**4,422**	-	**5,496**	**5,496**
10.1	Gross Financial Lease Payables		-	4,457	4,457	-	5,971	5,971
10.2	Deferred Financial Lease Expenses (-)		-	35	35	-	475	475
XI.	**Accrued Interest and Expenses Payable**	(II-i)	**194,225**	**117,373**	**311,598**	**184,922**	**86,087**	**271,009**
11.1	Deposits		118,300	38,289	156,589	90,830	35,827	126,657
11.2	Borrowings		2,530	30,618	33,148	2,581	26,537	29,118
11.3	Repurchase Agreements		1,448	913	2,361	1,084	1,674	2,758
11.4	Other		71,947	47,553	119,500	90,427	22,049	112,476
XII.	**Provisions**	(II-j)	**383,773**	**2,354**	**386,127**	**318,954**	**2,358**	**321,312**
12.1	General Loan Loss Provision		80,026	-	80,026	76,592	-	76,592
12.2	Reserve for Employment Termination Benefits		14,233	-	14,233	13,765	-	13,765
12.3	Provision for Income Taxes	(III-f-2)	198,640	-	198,640	132,096	-	132,096
12.4	Insurance Technical Provisions (Net)		-	-	-	-	-	-
12.5	Other Provisions		90,874	2,354	93,228	96,501	2,358	98,859
XIII.	**Subordinated Loans**	(II-j)	-	**4,557**	**4,557**	-	**4,778**	**4,778**
XIV.	**Shareholders' Equity**	(II-k)	**6,153,787**	**155**	**6,153,942**	**6,226,792**	**199**	**6,226,991**
14.1	Paid-in Capital		1,500,000	-	1,500,000	1,500,000	-	1,500,000
14.2	Capital Reserves		2,671,564	155	2,671,719	2,631,527	199	2,631,726
14.2.1	Share Premium	(II-l)	-	-	-	-	-	-
14.2.2	Share Cancellation Profits		-	-	-	-	-	-
14.2.3	Marketable Securities Valuation Fund		114,357	155	114,512	74,320	199	74,519
14.2.4	Revaluation Fund		5,314	-	5,314	5,314	-	5,314
14.2.5	Evaluation Differences		-	-	-	-	-	-
14.2.6	Other Capital Reserves	(II-n)	2,551,893	-	2,551,893	-	-	-
14.2.7	Adjustment to Share Capital		-	-	-	2,551,893	-	2,551,893
14.3	Profit Reserves		1,630,453	-	1,630,453	1,074,737	-	1,074,737
14.3.1	Legal Reserves		255,315	-	255,315	160,977	-	160,977
14.3.2	Status Reserves		-	-	-	-	-	-
14.3.3	Extraordinary Reserves		1,375,138	-	1,375,138	913,760	-	913,760
14.3.4	Other Profit Reserves		-	-	-	-	-	-
14.4	Income or (Loss)		351,770	-	351,770	1,020,528	-	1,020,528
14.4.1	Prior Years' Income or (Losses)		-	-	-	-	-	-
14.4.2	Current Year Income or (Loss)		351,770	-	351,770	1,020,528	-	1,020,528
	TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		20,061,000	17,771,174	37,832,174	16,554,316	18,359,096	34,913,412

The accompanying notes form an integral part of these financial statements.

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.

III- INCOME STATEMENTS AT 31 MARCH 2005 AND 31 DECEMBER 2004

(Amounts are expressed in YTL Thousand)

	INCOME and EXPENSES	Notes (Section V)	CURRENT PERIOD (31/03/2005)	PRIOR PERIOD (31/12/2004)
I.	**Interest Income**	(III-a)	**1,065,982**	**1,064,258**
1.1	Interest on Loans		567,914	403,450
1.1.1	Interest on TL Loans		507,441	351,241
1.1.1.1	Short-term Loans		326,249	223,524
1.1.1.2	Medium and Long-term Loans		181,192	127,717
1.1.2	Interest on Foreign Currency Loans		56,699	46,757
1.1.2.1	Short-term Loans		12,119	8,191
1.1.2.2	Medium and Long-term Loans		44,580	38,566
1.1.3	Interest on Loans Under Follow-up		3,774	5,452
1.1.4	Premiums Received from Resource Utilisation Support Fund		-	-
1.2	Interest Received from Reserve Requirements with the Central Bank of Turkey		16,496	17,457
1.3	Interest Received from Banks		6,176	3,699
1.3.1	The Central Bank of Turkey		155	5
1.3.2	Domestic Banks		295	1,403
1.3.3	Foreign Banks		5,726	2,291
1.4	Interest Received from Money Market Transactions		948	20,255
1.5	Interest Received from Marketable Securities Portfolio	(III-f-1)	474,139	619,154
1.5.1	Trading Securities		46,341	163,532
1.5.2	Available-for-sale Securities		419,726	444,581
1.5.3	Held-to-maturity Securities		8,072	11,041
1.6	Other Interest Income		309	243
II.	**Interest Expense**	(III-b)	**459,792**	**462,247**
2.1	Interest on Deposits	(III-b-3)	341,860	408,413
2.1.1	Bank Deposits		18,521	8,537
2.1.2	Saving Deposits		224,213	293,459
2.1.3	Public Sector Deposits		62	40
2.1.4	Commercial Deposits		31,074	11,369
2.1.5	Other Institutions Deposits		5,106	29,033
2.1.6	Foreign Currency Deposits		62,884	65,975
2.1.7	Gold Vault		-	-
2.2	Interest on Money Market Transactions	(III-b-4)	78,832	31,740
2.3	Interest on Funds Borrowed		38,949	21,669
2.3.1	The Central Bank of Turkey		-	-
2.3.2	Domestic Banks		2,916	398
2.3.3	Foreign Banks		34,715	17,939
2.3.4	Headquarters and Branches in Abroad		-	-
2.3.5	Other Financial Institutions		1,318	3,332
2.4	Interest on Securities Issued		-	-
2.5	Other Interest Expenses		151	425
III.	**Net Interest Income (I-II)**		**606,190**	**602,011**
IV.	**Net Fees and Commissions Income**		**133,513**	**89,504**
4.1	Fees and Commissions Received		180,775	141,448
4.1.1	Cash Loans		18,350	20,636
4.1.2	Non-cash Loans		6,928	5,484
4.1.3	Other		155,497	115,328
4.2	Fees and Commissions Paid		47,262	51,944
4.2.1	Cash Loans		4,007	5,960
4.2.2	Non-cash Loans		184	2
4.2.3	Other		43,071	45,982
V.	**Dividend Income**		**175**	**488**
5.1	Trading Securities		-	-
5.2	Available-for-sale Securities		175	488
VI.	**Net Trading Income/(Loss)**		**32,267**	**299,424**
6.1	Trading Gains or (Losses) on Securities (Net)		33,086	136,419
6.1.1	Trading Gains on Securities		37,515	146,378
6.1.1.1.	Trading Gains on Derivative Financial Instruments		5,883	6,716
6.1.1.2.	Other		31,632	139,662
6.1.2.	Trading Losses on Securities (-)		4,429	9,959
6.1.2.1.	Trading Losses on Derivative Financial Instruments		2,690	1,975
6.1.2.2.	Other		1,739	7,984
6.2	Foreign Exchange Gains or (Losses) (Net)	(III-f-1)	(819)	163,005
6.2.1.	Foreign Exchange Gains		2,018,981	1,059,736
6.2.2.	Foreign Exchange Losses (-)		2,019,800	896,731
VII.	**Other Operating Income**	(III-c)	**38,509**	**59,107**
VIII.	**Operating Income (III+IV+V+VI+VII)**		**810,654**	**1,050,534**
IX.	**Provision for Loan Losses and Other Receivables (-)**	(III-d)	**69,129**	**23,320**
X.	**Other Operating Expenses (-)**	(III-f-1)	**259,066**	**353,100**
XI.	**Net Operating Income (VIII-IX-X)**		**482,459**	**674,114**
XII.	**Income from Investments and Associates**	(III-e)	**19,639**	**30,934**
XIII.	**Income/(Loss) on Net Monetary Position**		**-**	**(295,542)**
XIV.	**Income Before Income Taxes (XI+XII+XIII)**		**502,098**	**409,506**
XV.	**Provision for Income Taxes (-)**	(III-f-2)	**150,328**	**143,181**
XVI.	**Net Income/(Loss) Before Extraordinary Items (XIV-XV)**		**351,770**	**266,325**
XVII.	**Extraordinary Income/(Loss) After Taxes**		-	-
18.1	Extraordinary Income/(Loss) Before Taxation		-	-
18.1.1	Extraordinary Income		-	-
18.1.2	Extraordinary Expenses (-)		-	-
18.2	Provision for Taxes on Extraordinary Income (-)		-	-
XVIII.	NET INCOME/(LOSS) (XVI+XVII)		351,770	**266,325**
	Earnings/(Loss) per share in YTL full		0.00023	**0.00018**

CONVENIENCE TRANSLATION INTO ENGLISH OF PUBLICLY AVAILABLE FINANCIAL STATEMENTS ORIGINALLY ISSUED IN TURKISH, SEE NOTE IN SECTION SIX / II

AKBANK T.A.Ş.

IV. OFF-BALANCE SHEET COMMITMENTS AT 31 MARCH 2005 AND AT 31 DECEMBER 2004

(Amounts are expressed in YTL Thousand)

	OFF-BALANCE SHEET COMMITMENTS	Notes (Section V)	CURRENT PERIOD (31/03/2005)			PRIOR PERIOD (31/12/2004)		
			TL	Foreign Currency	TOTAL	TL	Foreign Currency	TOTAL
A.	**OFF-BALANCE SHEET COMMITMENTS (I+II+III)**		**7,241,299**	**8,743,871**	**15,985,170**	**8,557,909**	**7,071,221**	**15,629,130**
I.	**GUARANTEES AND WARRANTIES**	**(IV-b), (IV-c)**	**1,216,297**	**2,083,855**	**3,300,152**	**1,139,855**	**1,807,521**	**2,947,376**
1.1.	Letters of Guarantee		1,180,015	1,194,099	2,374,114	1,108,413	996,560	2,104,973
1.1.1.	Guarantees Subject to State Tender Law		176,413	78,034	254,447	150,429	70,636	221,065
1.1.2.	Guarantees Given for Foreign Trade Operations		-	719,245	719,245	-	475,276	475,276
1.1.3.	Other Letters of Guarantee		1,003,602	396,820	1,400,422	957,984	450,648	1,408,632
1.2.	Bank Acceptances		15	50,138	50,153	15	46,878	46,893
1.2.1.	Import Letter of Acceptance		15	50,138	50,153	15	46,878	46,893
1.2.2.	Other Bank Acceptances		-	-	-	-	-	-
1.3.	Letters of Credit		-	837,913	837,913	-	762,895	762,895
1.3.1.	Documentary Letters of Credit		-	806,623	806,623	-	732,503	732,503
1.3.2.	Other Letters of Credit		-	31,290	31,290	-	30,392	30,392
1.4.	Prefinancing Given as Guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5.2.	Other Endorsements		-	-	-	-	-	-
1.6.	Securities Issue Purchase Guatantees		-	-	-	-	-	-
1.7.	Factoring Guarantees		-	-	-	-	-	-
1.8.	Other Guarantees		20,089	1,519	21,608	16,210	1,188	17,398
1.9.	Other Collaterals		16,178	186	16,364	15,217	-	15,217
II.	**COMMITMENTS**	**(IV-b)**	**5,875,626**	**707,020**	**6,582,646**	**7,383,424**	**593,493**	**7,976,917**
2.1.	Irrevocable Commitments		5,875,626	707,020	6,582,646	7,383,424	593,493	7,976,917
2.1.1.	Asset Purchase Commitments		60,100	159,213	219,313	46,000	1,701	47,701
2.1.2.	Deposit Purchase and Sales Commitments		-	-	-	-	-	-
2.1.3.	Share Capital Commitments to Associates and Subsidiaries		-	-	-	-	-	-
2.1.4.	Loan Granting Commitments		-	-	-	-	-	-
2.1.5.	Securities Issue Brokerage Commitments		-	-	-	-	-	-
2.1.6.	Commitments for Reserve Deposit Requirements		-	-	-	-	-	-
2.1.7.	Commitments for Cheques		1,200,009	-	1,200,009	1,096,148	-	1,096,148
2.1.8.	Tax and Fund Liabilities from Export Commitments		-	-	-	-	-	-
2.1.9.	Commitments for Credit Card Limits		4,615,517	547,807	5,163,324	6,241,276	591,792	6,833,068
2.1.10	Receivables from Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.11	Payables for Short Sale Commitments of Marketable Securities		-	-	-	-	-	-
2.1.12	Other Irrevocable Commitments		-	-	-	-	-	-
2.2	Revocable Commitments		-	-	-	-	-	-
2.2.1	Revocable Loan Granting Commitments		-	-	-	-	-	-
2.2.2	Other Revocable Commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		**149,376**	**5,952,996**	**6,102,372**	**34,630**	**4,670,207**	**4,704,837**
3.1.	Forward Foreign Currency Buy/Sell Transactions		37,331	446,939	484,270	34,630	138,067	172,697
3.1.1.	Forward Foreign Currency Transactions-Buy		19,793	222,813	242,606	17,252	69,152	86,404
3.1.2.	Forward Foreign Currency Transactions-Sell		17,538	224,126	241,664	17,378	68,915	86,293
3.2.	Swap Transactions Related to Foreign Currency and Interest Rates		-	5,301,059	5,301,059	-	4,454,303	4,454,303
3.2.1.	Foreign Currency Swap-Buy		-	2,624,554	2,624,554	-	2,288,948	2,288,948
3.2.2.	Foreign Currency Swap-Sell		-	2,610,627	2,610,627	-	2,119,453	2,119,453
3.2.3.	Interest Rate Swaps-Buy		-	32,939	32,939	-	22,951	22,951
3.2.4.	Interest Rate Swaps-Sell		-	32,939	32,939	-	22,951	22,951
3.3.	Foreign Currency, Interest Rate and Securities Options		62,134	61,172	123,306	-	-	-
3.3.1.	Foreign Currency Options-Buy		31,012	30,586	61,598	-	-	-
3.3.2.	Foreign Currency Options-Sell		31,122	30,586	61,708	-	-	-
3.3.3.	Interest Rate Options-Buy		-	-	-	-	-	-
3.3.4.	Interest Rate Options-Sell		-	-	-	-	-	-
3.3.5.	Securities Options- Buy		-	-	-	-	-	-
3.3.6.	Securities Options-Sell		-	-	-	-	-	-
3.4.	Foreign Currency Futures		-	-	-	-	-	-
3.4.1.	Foreign Currency Futures-Buy		-	-	-	-	-	-
3.4.2.	Foreign Currency Futures-Sell		-	-	-	-	-	-
3.5.	Interest Rate Futures		-	-	-	-	-	-
3.5.1.	Interest Rate Futures-Buy		-	-	-	-	-	-
3.5.2.	Interest Rate Futures-Sell		-	-	-	-	-	-
3.6.	Other		49,911	143,826	193,737	-	77,837	77,837
B.	**CUSTODY AND PLEDGES RECEIVED (IV+V+VI)**		**21,877,475**	**3,946,246**	**25,823,721**	**19,393,597**	**5,063,241**	**24,456,838**
IV.	**ITEMS HELD IN CUSTODY**		**16,902,977**	**2,627,447**	**19,530,424**	**15,659,860**	**2,499,421**	**18,159,281**
4.1.	Customer Fund and Portfolio Balances		-	-	-	-	-	-
4.2.	Investment Securities Held in Custody		12,378,626	2,155,261	14,533,887	11,783,280	2,038,091	13,821,371
4.3.	Cheques Received for Collection		881,410	22,149	903,559	868,289	22,922	891,211
4.4.	Commercial Notes Received for Collection		933,221	284,997	1,218,218	331,615	277,288	608,903
4.5.	Other Assets Received for Collection		-	234	234	-	233	233
4.6.	Assets Received for Public Offering		-	-	-	-	-	-
4.7.	Other Items Under Custody		2,709,720	123,897	2,833,617	2,676,676	127,763	2,804,439
4.8.	Custodians		-	40,909	40,909	-	33,124	33,124
V.	**PLEDGES RECEIVED**		**4,974,498**	**1,318,799**	**6,293,297**	**3,733,737**	**2,563,820**	**6,297,557**
5.1.	Marketable Securities		396,090	152,843	548,933	426,748	141,663	568,411
5.2.	Guarantee Notes		320,408	139,576	459,984	235,849	142,485	378,334
5.3.	Commodity		94	-	94	26	301	327
5.4.	Warranty		-	-	-	-	-	-
5.5.	Immovables		2,243,202	405,313	2,648,515	1,712,676	363,589	2,076,265
5.6.	Other Pledged Items		2,014,704	621,067	2,635,771	1,358,438	1,915,782	3,274,220
5.7.	Pledged Items-Depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTEES**		-	-	-	-	-	-
	TOTAL OFF-BALANCE SHEET COMMITMENTS (A+B)		**29,118,774**	**12,690,117**	**41,808,891**	**27,951,506**	**12,134,462**	**40,085,968**

The accompanying notes form an integral part of these financial statements.

(Amounts expressed in thousands of New Turkish lira (YTL))

SECTION THREE
EXPLANATIONS ON SIGNIFICANT ACCOUNTING POLICIES

I. EXPLANATIONS ON THE PRESENTATION OF FINANCIAL STATEMENTS:

a. The preparation of the financial statements and related notes and explanations in accordance with the Accounting Application Regulation ("AAR") and the other relevant accounting standards that have been promulgated:

The Bank maintains its books of account and prepares its statutory financial statements in new Turkish lira in accordance with the Banking Act, Turkish Commercial Code and Turkish tax legislation. These financial statements have been prepared in accordance with the 13th Article titled "Accounting Standards" of the Banking Act No. 4389 and in accordance with Accounting Application Regulation ("AAR") published in the Official Gazette No. 24793 dated 22 June 2002 brought into effect on 1 July 2002 by the Banking Regulation and Supervision Agency ("BRSA") and the communiqués on accounting standards.

b. Preparation of financial statements based on the current purchasing power of Turkish lira:

Financial Reporting in Hyperinflationary Economies Standard stated in the Communiqué 14 on the Accounting Application Regulation ("AAR 14") has become effective as of 1 July 2002.

In accordance with AAR 14, the Bank should prepare its financial statements in the purchasing power of the Turkish lira at the balance sheet date. The corresponding figures for previous periods are restated in the same terms. According to the related communiqué, certain criteria are used to classify an economy as hyperinflationary and one of these criteria is a cumulative three-year inflation rate announced by State Institute of Statistics approaching or exceeding 100% and the other is annual inflation rate approaching or exceeding 10%.

In accordance with AAR 14, the obligation of the preparation of financial statements according to inflation accounting will be terminated when key indicators in the economy have disappeared. The announcement of the period in which inflation accounting will be discontinued will be made by the BRSA. Accordingly, on 28 April 2005, the BRSA announced that the inflation accounting application in the banking sector has been terminated based on the decree numbered 1623 and dated 21 April 2005. It has been stated that the indicators in the economy, including the inflation rate which obligated the preparation of financial statements according to inflation accounting, had disappeared and that the application of inflation accounting effective from 1 January 2005 was to be terminated. According to AAR 14, in case of the discontinuation of inflation accounting, the opening balances of the current period's financial statements will be the year-end figures adjusted at the end of the inflationary period. In the preparation of the Bank's financial statements, inflation accounting has been applied until the end of 31 December 2004 and starting from 1 January 2005, it has been discontinued. In these financial statements, corresponding figures expressed for previous periods are restated in terms of the purchasing power of the TL at 31 December 2004.

Until 31 December 2004, inflation adjustments have been performed in accordance with the standards indicated in AAR 14 and by using the wholesale price indices published in the appendix to AAR 14 and announced by the State Institute of Statistics. Detailed information related to the application of inflation accounting is presented in "Explanation related to inflation accounting" section numbered five, note IX.

c. Accounting and evaluation policies adopted in the presentation of financial statements:

The principle accounting policies and evaluation methods adopted in the presentation of financial statements are in accordance with the "AAR". These policies and methods are explained in the notes II through XXI.

II. SUBSIDIARIES, ASSOCIATES AND SHARE CERTIFICATES INCLUDED IN THE AVAILABLE-FOR-SALE PORTFOLIO :

Turkish lira denominated investments, associates, subsidiaries and share certificates in the available-for-sale portfolio are accounted by deducting additions to equity of these companies arising from funds like "revaluation funds" allowed to be kept and financing expenses including foreign exchange differences cash and cash equivalent contributions in terms of the measuring unit at the balance sheet date.

Foreign currency (FC) denominated investments and associates, subsidiaries and share certificates in the available-for-sale portfolio are valued through the translation of the historical foreign currency amounts by using exchange rates prevailing at the balance sheet date.

When the cost of investments, associates and share certificates is higher than the net realizable value, the carrying amount is reduced to the net realizable or fair value taking into consideration whether the value decrease is temporary or permanent and the ratio of the value decrease.

III. FOREIGN CURRENCY TRANSACTIONS

Foreign currency denominated monetary assets and liabilities are translated with the exchange rates prevailing at the balance sheet date. Gains and losses arising from such transactions are recognized in the income statement under the account of net foreign exchange income/expense. Foreign currency investments included in non-monetary asset which are carried at historical cost are translated with the exchange rates at the balance sheet date.

a. Foreign exchange rates applied in the conversion of foreign currency transactions in financial statements:

As of 31 March 2005, rates applied for the conversion of foreign currency balances into Turkish lira are YTL1,3760 for USD, YTL1,7825 for EURO and YTL1,2872 for Yen.

b. Total foreign exchange gains/losses reflected in the current period net income:

The Bank's foreign exchange gains reflected in these financial statements amount to YTL819.

c. Total amount of foreign currency revaluation fund resulting from foreign exchange gains/losses and changes that occurred within the period:

No foreign currency gains/losses were reflected in the revaluation fund.

d. Significant changes in the foreign exchange rates subsequent to the balance sheet date and their impacts on the financial statements:

The Bank does not have a significant net foreign currency position as disclosed in Section Four-Note V. Accordingly, the changes in the foreign exchange rates will not have a significant impact on the financial statements.

e. Capitalized foreign currency exchange differences:

There is no foreign currency exchange difference capitalized for the period.

f. Fundamental principles of foreign exchange risk management policy:

The fundamental principles of foreign exchange risk management policy are explained in detail in Section 4, note V.

g. Accounts used for foreign currency translation differences of net investments in foreign subsidiaries and associates, loans and other hedging instruments:

Foreign currency net investments in associates and subsidiaries abroad are converted into Turkish lira with the exchange rates current at the balance sheet date. Foreign currency conversion differences arising from such transactions are recognized as "foreign exchange gains/losses" in the income statement.

h. The method applied for the translation of goodwill arising from the acquisition of a foreign subsidiary and amounts resulted from fair value adjustment of assets and liabilities of such subsidiaries:

The Bank has no goodwill related with acquisition of a foreign subsidiary or difference resulting from fair value adjustment of assets and liabilities of foreign subsidiaries.

i. Accounts used to record the results arising from sale of a foreign subsidiary:

During the current period, the Bank has not sold any foreign subsidiary.

j. Status and recognition of foreign exchange differences arising from the translation of debt securities issued and monetary financial assets into Turkish lira:

There are no debt securities issued. Foreign exchange differences arising from the translation of monetary financial assets are included in the "foreign exchange gains/losses" in the income statement.

IV. EXPLANATIONS ON DERIVATIVE INSTRUMENTS

The major derivative instruments of the Bank are currency and interest rate swaps, money options and currency forwards. There are no embedded derivatives originated by the Bank.

The Bank classifies its derivative instruments as held for "Hedging" or "Trading" in accordance with Communiqué 1 on the Accounting Application Regulation "Accounting of Financial Instruments" ("AAR"). All derivative financial instruments are classified as held for trading. Even though certain derivative transactions, while providing effective economic hedges under the Bank's risk management position, do not qualify for hedge accounting under the specific rules in AAR 1, and are therefore treated as derivatives held for trading.

Derivative instruments are measured at cost on initial recognition and the related transaction costs are included in the initial measurement. Payables and receivables arising from the derivative instruments are followed in the off-balance sheet accounts on their contractual values.

After initial recognition, derivative instruments are measured at their fair values and the fair values are included in the balance sheet under either "Accrued Interest and Income Receivable" or "Accrued Interest and Expense Payable" depending on whether they are positive or negative. Differences due to the measurement of the fair value of trading derivative instruments are included in the income statement.

As of 31 March 2005, fair value of derivatives of the Bank amount to YTL17.561 (YTL202.474 as of 31 December 2004).

V. OFFSETTING FINANCIAL INSTRUMENTS

Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the asset and settle the liability simultaneously.

VI. INTEREST INCOME AND EXPENSE

Interest income and expense are recognized in the income statement on an accrual basis. When the Bank management estimates and judges that the collection becomes doubtful, then the interest income is not recognized until the collection is made and any accruals and income recognized in relation to these receivables are reversed.

VII. FEE AND COMMISSION INCOME AND EXPENSES

All fees and commissions income/expenses are recognized on accrual basis, except for certain commission income and fees for various banking services which are recorded as income at the time of collection. Loan fees and commissions expenses paid to the other financial institutions are recognized as operational costs and recorded on effective yield method. Contract based commission fees regarding purchase and sale of assets are recognized as income at the time of collection.

VIII. TRADING SECURITIES

Trading securities are securities which were either acquired for generating a profit from short-term fluctuations in price or dealer's margin, or are securities included in a portfolio in which a pattern of short-term profit making exists.

All regular way purchases and sales of trading securities are recognized at the settlement date, which is the date that the asset is delivered to/from the Bank. Trading securities are initially recognized at cost and subsequently re-measured at their fair value based on quoted bid prices or amounts derived from cash flow models. However, if fair values cannot be measured reliably, the securities are carried at amortised cost using the effective yield method. All gains and losses arising from these evaluations are reflected in the income statement. Interest earned while holding securities is reported as interest income and dividends received are included separately in dividend income.

IX. SALES AND REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS

Securities sold under agreements to repurchase ("repurchase") are classified as "trading securities", "available-for-sale securities" and "held-to-maturity securities" in the balance sheet according to the investment purposes and measured according to the portfolio to which they belong. Funds deposited under repurchase agreements are accounted under "Funds Provided under Repurchase Agreements" and difference between the sale and repurchase price determined by these repurchase agreements is accrued evenly over the life of the repurchase agreement using the internal rate of return method.

Funds given against securities purchased under agreements to resell ("reverse repurchase") are accounted under "Receivables from reverse repurchase agreements" on the balance sheet. The difference between the purchase and resell price determined by these repurchase agreements is accrued evenly over the life of repurchase agreements using the internal rate of return method.

The Bank has no securities lending transactions.

X. EXPLANATION ON INVESTMENT SECURITIES HELD-TO-MATURITY AND INVESTMENT SECURITIES AVAILABLE-FOR-SALE

The Bank classifies and accounts its financial assets as "trading securities", "available-for-sale securities", "originated loans and receivables" and "held-to-maturity securities". Sale and purchase transactions of the financial assets mentioned above are recognized at the "settlement dates". The appropriate classification of financial assets of the Bank is determined at the time of purchase by the Bank management, taking into consideration the purpose of the investment.

Where the estimated recoverable amount of the financial asset, being the present value of the expected future cash flows discounted based on the effective yield, is lower than its carrying value, then it is concluded that the asset under consideration is impaired. Provision is made for the diminution in value of the impaired financial asset and is charged against the income for the year.

a. Investment securities held to maturity:

Held-to-maturity investments are securities with fixed maturity and fixed or determinable payments where management has both the intent and ability to hold the investments till maturity. Held-to-maturity securities are initially recognized at cost, and subsequently carried at amortized cost using the effective yield method. Interest earned whilst holding held-to-maturity securities is reported as interest income.

The Bank has no financial assets that were initially classified as held-to-maturity which will not be classified as held-to-maturity investments for the following two years due to subsequent changes in classification. There is no diminution in value for the held-to-maturity securities and no provision for impairment is made.

b. Investment securities available for sale:

Available-for-sale securities are defined as securities other than the ones classified as "held-to-maturity securities", "trading securities" and "originated loans".

Available-for-sale investment securities are subsequently remeasured at fair value. When fair value calculations, based on market prices, cannot be performed reliably, the securities are carried at amortised cost using the effective yield method. Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in shareholders' equity as "Marketable securities value increase fund", unless there is a permanent decline in the fair values of such assets or they are disposed. When these securities are disposed of or impaired, the related fair value differences accumulated in the shareholders' equity are transferred to the income statement.

XI. BANK ORIGINATED LOANS AND RECEIVABLES AND SPECIFIC AND GENERAL PROVISIONS

Loans and advances originated by the Bank by providing money, service or goods directly to customers are categorized as originated loans. Loans and receivables originated by the Bank are carried initially at cost and subsequently recognized at the amortized cost value calculated by using effective yield. The expenses incurred for the assets received as collateral are not considered as transaction costs and are recognized in the expense accounts.

If the collectibility of any receivable is identified as limited or doubtful by the Bank management through assessments and estimates, the Bank provides general and specific provisions for these loans and receivables in accordance with the "Decree Related to Principles and Procedures on Determining the Qualifications of Bank Loans with Required Reserves and Other Claims and on Reserves to be Held" published in the Official Gazette dated 30 June 2001, No. 24448 and paragraphs 1 and 12 of article 11 of the Banks Act No. 4389. In addition, considering the statistical analysis on possible risks that can arise from consumer loans, the Bank has set aside a general reserve for possible loan losses and accounted it in the "other provisions" in the liabilities. Provision expenses are deducted from the net income of the period. If a receivable for which provision is provided is subsequently collected, it is deducted from the specific provisions and recorded as income in "Other Operating Income". Uncollectible receivables are written-off after all the legal procedures are finalized.

XII. GOODWILL AND OTHER INTANGIBLE ASSETS

As of 31 March 2005 and 31 December 2004, the Bank has no goodwill.

Intangible assets are measured at the cost of the asset on initial recognition and the related other costs are included in the initial measurement. Intangible assets are carried at cost less accumulated depreciation and accumulated value diminution .

Intangibles are amortised over five years (their estimated useful lives) using the straight-line method. The useful life of the asset is determined by assessing the expected useful time of the asset, technical, technological and other kinds of wear and tear and all required maintenance expenses made to utilise the economic benefit from the asset.

The Bank does not expect material changes in the estimation of useful lives, depreciation methods or residual values that may have a significant impact on current period or future periods.

Costs associated with development of computer software programmes and expenditures that enhances and extends the benefits of computer software programmes beyond their original specifications and lives are added to the original cost of the software and capitalized. Capitalized computer software development costs are amortised using the straight-line method over their remaining useful lives.

XIII. PROPERTY AND EQUIPMENT

Property and equipment is measured at its cost when initially recognized and any directly attributable costs of setting up the asset are included in the initial measurement. Property and equipments are carried at cost less accumulated depreciation and accumulated value diminution.

Depreciation is calculated over the restated amounts of property and equipment using the straight-line method. The expected useful lives are stated below:

Buildings	50 years
Machinery, furniture, fixtures and vehicles	5 years

The depreciation charge for items remaining in the property and equipment for less than an accounting period at the balance sheet date is calculated in proportion to the period the item remained in the property and equipment.

Where the carrying amount of an asset is greater than its estimated net realizable value, it is written down immediately to its recoverable amount and the provision for the diminution in value is charged to income statement.

Property and equipment is not carried at a revalued amount in the financial statements.

Gains and losses on disposal of property and equipment are determined by deducting the net book value of the property and equipment from its sales revenue.

Expenditure for the repair and renewal of property and equipment is charged against income. The capital expenditures made in order to increase the capacity of the tangible asset to increase the future benefit of the asset are added to the cost of the tangible asset. Investment costs are costs that prolong useful life, enlarge the service capacity, extend the quality or diminish the cost of the goods produced or services rendered.

There are no pledges, mortgages and other commitments given to acquire property and equipment and there are no other limitations on property and equipment which restrict the right to use them.

The Bank does not expect any changes in the accounting estimates related with property and equipment that will have a significant impact in the current period or that may have a significant impact on future periods.

XIV. LEASING TRANSACTIONS

Assets acquired under finance lease agreements are capitalized at the inception of the lease at the lower of the fair value of the leased asset or the present value of the amount of cash amounts that is going to be paid for the leased asset. Leased assets are included in the property and equipment and depreciation is charged on a straight-line basis over the useful life of the asset. If there is any diminution in value of the leased asset, provision is provided for the impairment. Liabilities arising from the leasing transactions are included in "Finance Lease Payables" on the balance sheet. Interest and foreign exchange expenses regarding lease transactions are charged to the income statement. The Bank does not engage in finance leasing transactions as lessor.

Transactions regarding operational agreements are accounted on accrual basis in accordance with the related contracts.

XV. PROVISIONS AND COMMITMENTS

Provisions and contingent liabilities are provided for in accordance with Communiqué 8 on the Accounting Application Regulation "Standard for Provisions, Contingent Liabilities and Accounting of Assets" except for the specific and general provisions provided for loans and other receivables.

Provisions are recognized when the Bank has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. When a reliable estimate of the amount of obligation cannot be made, contingent liability exists. A provision is recognized when it is probable that the contingent event will occur and a reliable estimate can be made.

(Amounts expressed in thousands of New Turkish lira (YTL))

XVI. OBLIGATIONS RELATED TO EMPLOYEE RIGHTS:

Obligations related to employee rights are accounted in accordance with Communiqué 10 on the Accounting Application Regulation ("AAR 10") "Accounting of Obligations Related to Employee Rights". Provision for notice pay and employment termination benefit liability is calculated by taking the simple arithmetical average of the ratio of the actual payment to the total liability for the last five years before the balance sheet date and applying this ratio to the total liability of the current period in accordance with AAR10. Five-year simple arithmetical average of actual payment rates as a basis for provision for employee termination benefits and notice pay is 11,44%. (31 December 2004: 11,23%)

The Bank does not employ any person subject to an agreement where the employment period will terminate in more than 12 months as at 31 March 2005.

The Bank's personnel are members of the "Akbank T.A.Ş. Personnel Pension Fund Foundation" ("Pension Fund"), established in accordance with the Social Security Law, Article No. 20. The financial statements of the Pension Fund have been audited by an actuary in accordance with the 38th Article of the Insurance Supervisory Law and the Actuarian Regulation based on the same Article. Based on the financial statements of the Pension Fund prepared in accordance with technical interest rate of 10%, neither a technical nor an actual deficit was determined, thus, no provision has been calculated.

XVII. TAXES

Corporation tax is payable at a rate of 30% (33% for 2004) on the total income of the Company after adjusting for certain disallowable expenses, exempt income and investment and other allowances. No further tax is payable unless the profit is distributed.

Dividends paid to non-resident corporations, which have a place of business in Turkey or are resident corporations, are not subject to withholding tax. Otherwise, dividends paid are subject to withholding tax at the rate of 10%. An increase in capital via issuing bonus shares is not considered as profit distribution and thus does not incur withholding tax.

Corporations are required to pay advance corporate tax quarterly at a rate of 30% (33% for 2004) on their corporate income. Advance tax is declared by the 10th and paid by the 17th day of the second month following each calendar quarter end. Advance tax paid by corporations is credited against the annual corporation tax calculated on their annual corporate income. The balance of the advance tax paid may be refunded or used to be offset against other liabilities to the government.

Capital gains derived from the sale of equity investments and immovable are tax exempt, if such gains are added to paid-in capital by the end of the second year following their sale.

(Amounts expressed in thousands of New Turkish lira (YTL))

Capital expenditures, with some exceptions, over YTL10 thousand (2004: YTL6 thousand) are eligible for an investment incentive allowance of 40%, which is deductible from taxable income prior to calculation of the corporate income tax, without the requirement of an investment incentive certificate; the amount of allowance is not subject to withholding tax. Investment incentive rights are transferable to the following years if the corporate income is insufficient. Investment allowances utilized within the scope of investment incentive certificates granted prior to 24 April 2003 are subject to withholding tax at the rate of 19.8%, irrespective of profit distribution.

Under the Turkish Corporate Tax Law, losses can be carried forward to offset against future taxable income for up to five years. Tax losses cannot be carried back to offset profits from previous periods.

In Turkey, there is no procedure for a final and definitive agreement on tax assessments. Companies file their tax returns within four months following the close of the accounting year to which they relate. Tax returns are open for five years from the beginning of the year following the date of filing during which period the tax authorities have the right to audit tax returns, and the related accounting records on which they are based, and may issue re-assessments based on their findings.

The Bank calculates and accounts for deferred income taxes for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in these financial statements in accordance with the Communiqué 18 on the Accounting Application Regulation and the related disclosures of BRSA about the income taxes.

XVIII. EXPLANATIONS ON BORROWINGS

Trading financial liabilities and derivative instruments are valued with the fair value and the rest of financial liabilities are carried at amortized cost using the effective yield method.

The Bank utilizes various hedging techniques to minimize the currency, interest rate and liquidity risks of its financial liabilities. No convertible bonds are issued for the period.

XIX. PAID-IN CAPITAL AND CAPITAL STOCK

Transaction costs regarding the issuance of share certificates are accounted as expense in the income statement.

Distribution of profit for the period 1 January-31 December 2004, resolved at the General Meeting of Shareholders, is explained in Section I, Note III-g.

XX. AVALIZED DRAFTS AND ACCEPTANCES

Avalized drafts and acceptances shown as liabilities against assets are included in the off-balance sheet commitments.

XXI. GOVERNMENT GRANTS

As of 31 March 2005 there is no government grant and support for the Bank.

(Amounts expressed in thousands of New Turkish lira (YTL))

XXII. RECLASSIFICATIONS

Where necessary comparative figures of 31 March 2004 has been reclassified to conform to changes in presentation in the current period.

XXIII. NEW TURKISH LIRA

Through the enactment of the Law numbered 5083 concerning the "Currency of the Republic of Turkey" in the Official Gazette dated 31 January 2004, the New Turkish lira ("YTL") and the New Kurus ("YKr") have been introduced as the new currency of the Republic of Turkey, effective from 1 January 2005. The hundredth part of the YTL is the YKr. When the prior currency, Turkish lira ("TL"), values are converted into YTL, one million TL (TL1.000.000) shall be equivalent to one YTL (YTL1). Accordingly, the currency of the Republic of Turkey is simplified by removing 6 zeroes from the TL.

Effective from 1 January 2005, the YTL replaced the TL as a unit of account for keeping and presentation of the records, accounts and financial statements. According to the decree of BRSA numbered BDDK.DZM.2/13/1-a-1, publicly available financial statements and disclosures will be presented in "thousands of YTL" including the previous periods on until 1 January 2005 for comparison. In this respect, for comparison purposes, 31 December 2004 and 31 March 2004 amounts previously prepared and presented in "billions of TL" have been presented as "thousands of YTL".

SECTION FOUR
INFORMATION RELATED TO FINANCIAL POSITION

I. STRATEGY OF USING FINANCIAL INSTRUMENTS AND EXPLANATIONS ON FOREIGN CURRENCY TRANSACTIONS

The Bank's main operating activity is banking including retail banking, corporate banking, private banking, foreign exchange, money markets and securities transactions (treasury transactions) and international banking services. By nature, the Bank's activities are principally related to the use of financial instruments. As the main funding source, the Bank accepts deposits from customers for various periods and invests these funds in high quality assets with high interest margins. Other than deposits, the Bank's most important funding sources are equity and mostly intermediate and long term borrowings from foreign financial institutions. The Bank follows an assets-liabilities management strategy that mitigates risk and increases earnings by balancing the funds borrowed and the investments on various financial assets with longer periods at higher rates. The Bank has sufficient liquidity. In liquidity management, it is imperative to take into account the term structure of assets and liabilities. The main objective of asset and liability management is to limit the Bank's exposure to liquidity risk, interest rate risk, currency risk and credit risk while increasing profitability and strengthening the Bank's equity. The Asset and Liabilities Committee ("ALCO") manages the assets and liabilities within the trading limits on the level of exposure, placed by the Executive Risk Committee ("ERC").

Investments in credits and securities, within the frame of their term structure and market conditions, are the areas that generate a higher income than the average calculated for the Bank's overall areas of activity. In terms of liquidity management, deposit placements in banks have shorter terms and usually lower interest.

To take the advantage of short term capital market fluctuations in currency, interest and price, the Bank takes exposure within the set limits and market conditions. The ERC constantly monitors these exposures and updates the trading limits that are applied according to daily conditions.

The Bank controls and manages the currency risk exposure that arises from foreign currency transactions and foreign currency denominated securities in available-for-sale and other portfolios by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and with various derivative financial instruments. Currency risk of investments in foreign affiliates and subsidiaries is also managed with similar protective methods.

Interest rate risk is managed on a portfolio basis by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities.

Detailed explanations regarding the Bank's risk management are given in the notes numbered III, IV, V, VI and VII of this section.

(Amounts expressed in thousands of New Turkish lira (YTL))

II. CAPITAL ADEQUACY RATIO

a. The Bank's capital adequacy ratio is 33,59% (31 December 2004: 36,24%). This rate is considerably above the minimum rate of 8% that is specified by the pertinent regulation.

b. For the calculation of the capital adequacy ratio, the Bank classifies the risk weighted assets and non-cash loans according to the risk weights defined by the regulations and calculates "Total risk weighed assets" which is the sum of "market risk on securities" and the "Bank's currency risk". The following tables show the classifications of risk weighted assets and the calculation of shareholders' equity for the capital adequacy ratio calculation.

c. **Information related to capital adequacy ratio:**

	Information related to capital adequacy ratio:			
	0%	20%	50%	100%
Risk Weighted Assets and Non-Cash Loans				
Balance Sheet Items (Net)	21.327.133	1.116.976	172.029	12.958.176
Cash	255.340	768	-	-
Due From Banks	147.111	1.116.208	-	67.860
Interbank money market placements	247.615	-	-	-
Receivables from reverse repurchase transactions	-	-	-	-
Reserve requirements with the Central Bank of Turkey	3.441.851	-	-	-
Special finance houses	-	-	-	-
Loans	1.658.304	-	172.029	12.043.001
Loans under follow-up (Net)	-	-	-	-
Subsidiaries, associates, and investment available-for-sale.	12.227.009	-	-	75.788
Miscellaneous receivables	-	-	-	21.670
Marketable securities held to maturity (Net)	322.382	-	-	-
Advances for assets acquired by financial leasing	-	-	-	-
Financial lease receivables	-	-	-	-
Leased assets (Net)	-	-	-	-
Fixed assets (Net)	-	-	-	666.764
Other assets	3.027.521	-	-	83.093
Off-balance sheet items	1.512.718	1.410.487	3.328.290	300.421
Guarantees and pledges	35	1.325.460	225.332	99.250
Commitments	-	-	3.100.977	-
Other off-balance sheet items	-	-	-	-
Transactions related with derivative financial instruments	-	65.329	-	3.165
Interest and income accruals	1.512.683	19.698	1.981	198.006
Non-risk weighted accounts	-	-	-	-
Total Risk Weighted Assets	22.839.851	2.527.463	3.500.319	13.258.597

(Amounts expressed in thousands of New Turkish lira (YTL))

d. Summary information about capital adequacy ratio:

	Current Period 31 March 2005	Prior Period 31 December 2004
Total risk weighted assets ("TRWA")	15.514.250	14.839.489
Amount subject to market risk ("ASMR")	1.619.948	1.510.637
Shareholders' equity	5.755.891	5.925.813
Shareholders' equity / (TRWA+ASMR)*100	33,59	36,24

e. Information about shareholders' equity items:

	Current Period 31 March 2005	Prior Period 31 December 2004
CORE CAPITAL		
Paid-in Capital	1.500.000	1.500.000
Nominal Capital	1.500.000	1.500.000
Capital Commitments (-)	-	-
Adjustment to share capital	2.551.893	2.551.893
Share premium	-	-
Legal reserves	255.315	160.977
First legal reserve (Turkish Commercial Code 466/1)	161.367	110.341
Second legal reserve (Turkish Commercial Code 466/2)	93.948	50.636
Other legal reserve per special legislation	-	-
Status reserves	-	-
Extraordinary reserves	1.375.138	913.760
Reserves allocated by the General Assembly	1.375.138	913.760
Retained earnings	-	-
Accumulated loss	-	-
Foreign currency share capital exchange difference	-	-
Profit	351.770	1.020.528
Current period profit	351.770	1.020.528
Prior period profit	-	-
Loss (-)	-	-
Current period loss	-	-
Prior period loss	-	-
Total Core Capital	**6.034.116**	**6.147.158**

(Amounts expressed in thousands of New Turkish lira (YTL))

SUPPLEMENTARY CAPITAL		
Revaluation fund	-	-
Securities	-	-
Buildings	-	-
Profit on sale of associates, subsidiaries and buildings to be transferred to share capital	-	-
Revaluation fund of leasehold improvement	-	-
Increase in the value of revaluation fund	5.314	5.314
Foreign exchange differences	-	-
General reserves	80.026	76.592
Provisions for possible losses	47.415	47.415
Subordinated loans	-	956
Marketable securities value increase fund	114.512	74.519
Associates and subsidiaries	16.134	2.982
Investments available-for-sale	98.378	71.537
Investments held for structural transactions	-	-
Total Supplementary Capital	**247.267**	**204.796**
TIER III CAPITAL	-	-
CAPITAL	**6.281.383**	**6.351.954**
DEDUCTIONS FROM THE CAPITAL THE CAPITAL	**525.492**	**426.141**
Investments in unconsolidated financial companies whose main activities are money and capital markets, insurance and that operate with licenses provided in accordance with special laws.	515.372	410.186
Leasehold improvements	729	1.299
Installation costs	-	-
Prepaid expenses	9.391	14.656
The negative difference between the market values and the carrying amounts for unconsolidated investments, subsidiaries, other investments and fixed assets	-	-
Subordinated loans given to other banks which operate in Turkey	-	-
Goodwill (Net)	-	-
Capitalized expenses	-	-
Total Shareholders' Equity	**5.755.891**	**5.925.813**

III. CREDIT RISK

a. Credit risk is the risk that the counterparties may be unable to meet the terms of the agreements. This risk is monitored by reference to credit risk ratings and managed by limiting the aggregate risk to any individual counterparty, group of companies and industry. While determining credit risks, criteria such as the customers' financial strength, commercial capacities, sectors, geographic areas and capital structures are evaluated. Analysis of the financial position of the customers are based on the statements of account and other information. Previously determined credit limits are constantly revised according to changing conditions. Collaterals, corporate and personal guarantees are determined on a customer basis.

During crediting procedures, limits determined on customer and product basis are essentially followed up; information on risk and limits information is closely monitored.

b. There are risk control limits set for the market risks and credit risks arise from forward and option agreements and other similar agreements.

c. When necessary, derivative instruments are written to control and to offset credit risks that can especially originate from foreign exchange and interest rate fluctuations.

d. Non-cash loans turned to cash loans are included in the same risk group as cash loans which are not collected on maturity. Credit risk management is applied for all positions involving counter party risk.

Rescheduled or restructured loans are followed in their relevant groups until all receivable from the loans is collected. Monitoring continues until receivable from loan is completely collected.

The Bank considers that long term commitments are more exposed to credit risk than short term commitments, and points such as defining risk limits for long term risks and obtaining collaterals are treated in a wider extent than short term risks.

e. The Bank's banking activities in foreign countries and crediting transactions do not constitute an important risk in terms of the related countries' economic conditions and activities of customers and companies.

When considered within the financial activities of other financial institutions, the Bank as an active participant in the national and international banking market, is not exposed to a significant credit risk. As seen in the balance sheet, the ratio of loans under follow-up to total loans is 1,7% (31 December 2004: 1,3%) and 100% provision has been provided.

f. The Bank provided a general provision amounting to YTL80.026 (31 December 2004: YTL76.592).

(Amounts expressed in thousands of New Turkish lira (YTL))

IV. MARKET RISK

The Bank considers currency risk and interest rate risk as the most important components of market risk. The ERC sets critical risk limits for market risk and through close monitoring of the markets and overall economy, such limits are updated as necessary. These limits and implementation of strategies are assigned to various levels of management in order to enhance control effectiveness. The Bank's market risk position is calculated and reported to the ERC members daily and weekly. The table below shows how the market risk as of 31 March 2005 is calculated in accordance with the Regulation related to the Measurement and Evaluation of the Bank's Capital Adequacy, published in the Official Gazette dated 31 January 2002, No. 24567 and the Regulation related to the Market Risk Calculation by the Standard Method.

	Balance
Capital to be employed for interest rate risk – standard method	114.132
Capital to be employed for general market risk	111.653
Capital to be employed for specific risk	396
Capital to be employed for options subject to interest rate risk	2.083
Capital to be employed for common stock position risk - standard method	-
Capital to be employed for general market risk	-
Capital to be employed for specific risk	-
Capital to be employed for options subject to common stock position risk	-
Capital to be employed for currency risk - standard method	15.464
Capital liability	15.464
Capital to be employed for options subject to currency risk	-
Total value-at-risk (VAR)-Internal Model	-
Total capital to be employed for market risk	(*) 129.596
Amount subject to market risk	(*) 1.619.948

(*) Of the "Amount subject to market risk", only YTL129.596 (8% of YTL1.619.948) is used in the calculation of the market risk related to the capital adequacy ratio which is given in Section four, note II. YTL129.596 is the minimum amount of capital that can hedge the mentioned risk.

V. CURRENCY RISK

The difference between the Bank's foreign currency denominated and foreign currency indexed assets and liabilities is defined as the "Net Foreign Currency Position" and is the basis of currency risk. Foreign currency denominated assets and liabilities, together with purchase and sale commitments, give rise to foreign exchange exposure. This risk is managed by using natural hedges that arise from offsetting foreign currency denominated assets and liabilities and the remaining short foreign exchange exposures are hedged on a portfolio basis with derivative financial instruments that include primarily forward foreign exchange contracts and currency swaps. The Board, taking into account the recommendations by ERC, sets a limit for the size of foreign exchange exposure, which is closely monitored by ALCO.

(Amounts expressed in thousands of New Turkish lira (YTL))

The Bank's foreign exchange bid rates as of the date of the financial statements and for the last five days prior to that date:

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3760	YTL1,7825	YTL1,2872
1. Day bid rate	YTL1,3300	YTL1,7222	YTL1,2404
2. Day bid rate	YTL1,3200	YTL1,7061	YTL1,2316
3. Day bid rate	YTL1,3000	YTL1,6758	YTL1,2160
4. Day bid rate	YTL1,3350	YTL1,7290	YTL1,2555
5. Day bid rate	YTL1,3100	YTL1,7043	YTL1,2340

The simple arithmetic average of the Bank's foreign exchange bid rates for the last thirty days preceding the balance sheet date for major foreign currencies are shown in the table below:

USD : YTL1,2805
Euro : YTL1,6875
Yen : YTL1,2173

As of 31 December 2004

	USD	Euro	Yen
Balance Sheet Evaluation Rate	YTL1,3697	YTL1,8690	YTL1,3364

(Amounts expressed in thousands of New Turkish lira (YTL))

Information on the Bank's currency risk: (Thousand YTL)

The table below summarizes the Bank's exposure to foreign currency exchange rate risk, categorized by currency. Foreign currency indexed assets, classified as Turkish lira assets according to Uniform Chart of Accounts, are considered as foreign currency assets for the calculation of Net Foreign Currency Position. Therefore, the difference between the sum of the foreign currency assets in the following table and in the balance sheet is equal to the sum of foreign currency indexed assets. The Banks' real position, both in financial and economic terms, is presented in the table below:

	EURO	USD	Yen	Other FC (*)	Total
Current Period – 31 March 2005					
Assets					
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	191.193	52.968	162	3.537	**247.860**
Due from banks and other financial institutions	660.343	498.846	1.967	18.865	**1.180.021**
Trading securities	167.832	2.735.295	-	-	**2.903.127**
Interbank money market placements	96.255	151.360	-	-	**247.615**
Available-for-sale securities	83.740	5.275.455	-	-	**5.359.195**
Loans	1.546.995	3.976.622	442	4.807	**5.528.866**
Subsidiaries, investments and associates	89.157	-	-	97.320	**186.477**
Held-to-maturity securities	-	322.382	-	-	**322.382**
Property and equipment	4.614	2.070	-	-	**6.684**
Goodwill	-	-	-	-	-
Other assets	880.507	891.182	9	166	**1.771.864**
Total assets	**3.720.636**	**13.906.180**	**2.580**	**124.695**	**17.754.091**
Liabilities					
Bank deposits	325.513	688.329	1	34.308	**1.048.151**
Foreign currency deposits	5.107.604	6.170.243	2.577	565.949	**11.846.373**
Funds from interbank money market	148.382	178.645	-	-	**327.027**
Funds borrowed	156.435	4.103.945	142	-	**4.260.522**
Marketable securities issued	-	-	-	-	-
Miscellaneous payables	34.241	11.774	994	1.415	**48.424**
Other liabilities	52.837	182.268	101	5.314	**240.520**
Total liabilities	**5.825.012**	**11.335.204**	**3.815**	**606.986**	**17.771.017**
Net on balance sheet position	**(2.104.376)**	**2.570.976**	**(1.235)**	**(482.291)**	**(16.926)**
Net off balance sheet position					
Financial derivative assets	2.380.623	186.373	32.643	389.940	**2.989.579**
Financial derivative liabilities	147.226	2.770.618	31.668	12.779	**2.962.291**
Non-cash loans	870.677	1.138.903	57.239	17.036	**2.083.855**
Prior Period-31 December 2004					
Total assets	3.713.395	14.353.195	2.025	317.953	**18.386.568**
Total liabilities	5.643.584	12.109.532	2.265	603.455	**18.358.836**
Net on balance sheet position	(1.930.189)	2.243.663	(240)	(285.502)	**27.732**
Net off balance sheet position	2.068.067	(2.084.786)	1.336	185.142	**169.759**
Non-cash loans	774.757	978.337	38.129	16.298	**1.807.521**

(*) Of the "other FC" total assets amounting YTL124.695 (31 December 2004: YTL317.953), YTL108.794 is in English Pounds (31 December 2004: YTL257.660), and YTL4.788 in Swiss Francs (31 December 2004: YTL50.507). Of the total liabilities amounting YTL606.986 (31 December 2004: YTL603.455) YTL449.217 is in English Pounds (31 December 2004) YTL442.556 and YTL69.774 is in Swiss Francs (31 December 2004: YTL70.827)

(Amounts expressed in thousands of New Turkish lira (YTL))

VI. INTEREST RATE RISK

"Interest Rate Risk" can be defined as the impact of interest rate changes on interest-sensitive assets and liabilities of the Bank. The Executive Risk Committee sets limits for the interest rate sensitivity of assets and liabilities and the sensitivity is closely monitored and reported weekly. In case of high market fluctuations, daily reporting and analyses on transaction bases are made.

The Bank manages the interest rate risk on a portfolio basis and tries to minimize the risk effect on the profitability, financial exposure and cash flows by applying different strategies. Basic methods such as: using fixed or floating interest rates for different portfolios and maturities, setting the fixed margin in floating rates, varying the rates for the short or long-term positions are applied actively.

a. Interest rate sensitivity of assets, liabilities and off-balance sheet items based on repricing dates:

1- Current Period- 31 March 2005	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	403.219	**403.219**
Due from banks and other financial institutions	937.369	91.916	2.000	-	-	152.783	**1.184.068**
Trading securities	1.291	620.005	1.819.670	56.281	539.980	59	**3.037.286**
Interbank money market placements	247.615	-	-	-	-	-	**247.615**
Available-for-sale securities	427.472	4.383.260	2.182.465	1.934.693	3.374.907	31.486	**12.334.283**
Loans	6.212.897	2.290.481	2.485.321	1.842.344	1.042.291	-	**13.873.334**
Held-to-maturity securities	-	322.382	-	-	-	-	**322.382**
Other assets	3.647.773	546.041	111.764	530.807	359.504	1.234.098	**6.429.987**
Total assets	**11.474.417**	**8.254.085**	**6.601.220**	**4.364.125**	**5.316.682**	**1.821.645**	**37.832.174**
Liabilities							
Bank deposits	1.273.698	293.018	6.852	20.805	-	67.210	**1.661.583**
Other deposits	11.345.051	3.566.388	1.316.714	639.165	52.791	3.389.062	**20.309.171**
Funds from interbank money market	3.316.948	376	287.791	39.282	-	-	**3.644.397**
Miscellaneous payables	-	-	-	-	-	674.389	**674.389**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	713.675	3.098.711	280.614	235.223	3.565	-	**4.331.788**
Other liabilities and shareholders' equity	78.491	85.583	51.377	34.497	82.200	6.878.698	**7.210.846**
Total liabilities and shareholders' equity	**16.727.863**	**7.044.076**	**1.943.348**	**968.972**	**138.556**	**11.009.359**	**37.832.174**
Balance sheet interest sensitivity gap	**(5.253.446)**	**1.210.009**	**4.657.872**	**3.395.153**	**5.178.126**	**(9.187.714)**	-
Off-balance sheet interest sensitivity gap(*)	9.230	(9.040)	16.902	(2.209)	(15)	-	**14.868**
Total interest sensitivity gap	**(5.244.216)**	**1.200.969**	**4.674.774**	**3.392.944**	**5.178.111**	**(9.187.714)**	**14.868**

(*) This balance represents the interest rate sensitivity of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish lira (YTL))

2- Prior Period- 31 December 2004	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Non Interest Bearing	Total
Assets							
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	-	-	-	-	-	274.252	**274.252**
Due from banks and other financial institutions	1.082.970	53.511	46.724	2.000	-	105.463	**1.290.668**
Trading securities	2.242	844.003	612.927	1.864.826	438.247	2	**3.762.247**
Interbank money market placements	404.127	25.538	-	-	-	-	**429.665**
Available-for-sale securities	510.592	2.376.762	2.797.684	2.523.611	2.927.514	17.497	**11.153.660**
Loans	5.393.569	2.350.073	2.455.298	1.640.270	1.099.990	-	**12.939.200**
Held-to-maturity securities	-	-	322.382	-	-	-	**322.382**
Other assets	2.185.448	271.211	457.521	303.341	403.768	1.120.049	**4.741.338**
Total assets	**9.578.948**	**5.921.098**	**6.692.536**	**6.334.048**	**4.869.519**	**1.517.263**	**34.913.412**
Liabilities							
Bank deposits	569.914	277.107	68.515	19.000	-	59.031	**993.567**
Other deposits	10.719.434	2.588.258	1.125.241	953.755	90.355	3.447.815	**18.924.858**
Funds from interbank money market	2.101.645	171.663	6	-	-	-	**2.273.314**
Miscellaneous payables	-	-	-	-	-	696.951	**696.951**
Marketable securities issued	-	-	-	-	-	-	-
Funds borrowed	842.923	2.570.713	1.163.985	263.376	3.738	-	**4.844.735**
Other liabilities and shareholders' equity	83.204	51.759	18.575	40.635	75.318	6.910.496	**7.179.987**
Total liabilities and shareholders' equity	**14.317.120**	**5.659.500**	**2.376.322**	**1.276.766**	**169.411**	**11.114.293**	**34.913.412**
Balance sheet interest sensitivity gap	**(4.738.172)**	**261.598**	**4.316.214**	**5.057.282**	**4.700.108**	**(9.597.030)**	-
Off-balance sheet interest sensitivity gap(*)	18.605	77.330	26.292	47.136	243	-	**169.606**
Total interest sensitivity gap	**(4.719.567)**	**338.928**	**4.342.506**	**5.104.418**	**4.700.351**	**(9.597.030)**	**169.606**

(*) This balance represents the distribution of net amount of receivables and payables from derivative financial instruments which are presented under off-balance sheet commitments according to period till maturity.

b. Effective average interest rates for monetary financial instruments:

1- Current Period- 31 March 2005	EURO	USD	Yen	TL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	1,00	1,29	-	11,75
Due from banks and other financial institutions	2,11	2,85	-	22,34
Trading securities	9,29	5,59	-	21,34
Interbank money market placements	1,25	2,00	-	-
Available-for-sale securities	3,75	5,60	-	23,87
Loans	4,22	6,40	3,40	27,23
Held-to-maturity securities	-	12,01	-	-
Liabilities				
Bank deposits	2,71	2,95	-	16,17
Other deposits (including demand deposits)	2,15	2,28	0,50	15,17
Funds from interbank money market	2,34	3,30	-	15,77
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2,59	3,83	1,86	15,71

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

(Amounts expressed in thousands of New Turkish lira (YTL))

2- Prior Period - 31 December 2004	EURO	USD	Yen	TL
Assets	%	%	%	%
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	0,99	1,04	-	12,50
Due from banks and other financial institutions	2,14	2,26	-	20,96
Trading securities	9,44	5,39	-	22,39
Interbank money market placements	1,13	1,12	-	-
Available-for-sale securities	3,75	5,61	-	26,73
Loans	4,15	6,28	3,40	27,10
Held-to-maturity securities	-	12,01	-	-
Liabilities				
Bank deposits	2,99	2,77	-	22,99
Other deposits (including demand deposits)	2,23	2,10	0,50	16,64
Funds from interbank money market	-	2,87	-	19,60
Miscellaneous payables	-	-	-	-
Marketable securities issued	-	-	-	-
Funds borrowed	2,69	3,76	1,86	17,36

Average interest rates given in the table above are the weighted average rates of the related balance sheet items.

VII. LIQUIDITY RISK

Liquidity risk arises from mismatching of maturities of assets and liabilities. The Bank balances the maturities of the related assets and liabilities according to specific criterion and keeps the mismatching of maturities under control. A major objective of the Bank's asset and liability management is to ensure that sufficient liquidity is available to meet the Bank's commitments to customers and to satisfy the Bank's own liquidity needs. For this objective, the Bank holds sufficient amount of short term funds. The Executive Risk Committee sets limits on the maturity mismatch of assets and liabilities and these limits are updated as necessary. Liquidity risk is measured and reported on a weekly basis The Bank also analyses its liquidity risk on a daily and transaction basis, if there are significant market fluctuations. In case of high market fluctuations, daily analysis on transaction bases are made.

The most important funding resources of the Bank are the equity capital which is mainly placed in interest earning assets, the diversified and steady deposit base and the long term funds borrowed from international institutions. In spite of a substantial portion of deposits from individuals being short-term, deposits are diversified by number and type, and maturities of great portion of deposits are renewed which indicates that these deposits will provide a long-term and stable source of funding for the Bank.

(Amounts expressed in thousands of New Turkish lira (YTL))

Breakdown of assets and liabilities according to their outstanding maturities:

	Demand	Up to 1 Month	1 – 3 Months	3 – 6 Months	6 – 12 Months	1 Year and Over	Unclassified (*)	Total
Current Period - 31 March 2005								
Assets								
Cash (cash in vault, effectives, cash in transit, cheques purchased) and balances with the Central Bank of Turkey	403.219	-	-	-	-	-	-	**403.219**
Due from banks and other financial institutions	152.783	937.369	91.916	2.000	-	-	-	**1.184.068**
Trading securities	59	1.287	619.436	1.813.044	56.450	547.010	-	**3.037.286**
Interbank money market placements	-	247.615	-	-	-	-	-	**247.615**
Available-for-sale securities	31.486	88.020	1.287.311	1.054.337	2.620.480	7.252.649	-	**12.334.283**
Loans	-	3.735.021	2.837.796	1.613.243	2.521.865	3.165.409	-	**13.873.334**
Held-to-maturity securities	-	-	-	-	-	322.382	-	**322.382**
Other assets	3.441.851	177.465	182.957	128.909	577.061	703.310	1.218.434	**6.429.987**
Total assets	**4.029.398**	**5.186.777**	**5.019.416**	**4.611.533**	**5.775.856**	**11.990.760**	**1.218.434**	**37.832.174**
Liabilities								
Bank deposits	67.210	1.273.698	293.018	6.852	20.805	-	-	**1.661.583**
Other deposits	3.389.062	11.345.051	3.566.388	1.316.714	639.165	52.791	-	**20.309.171**
Funds from interbank money market	-	3.316.948	376	287.791	39.282	-	-	**3.644.397**
Funds borrowed	-	185.225	1.010.188	1.026.122	1.136.909	973.344	-	**4.331.788**
Marketable securities issued	-	-	-	-	-	-	-	-
Miscellaneous payables	-	674.389	-	-	-	-	-	**674.389**
Other liabilities (**)	2.510	349.540	299.289	50.470	44.910	310.185	6.153.942	**7.210.846**
Total liabilities and shareholders' equity	**3.458.782**	**17.144.851**	**5.169.259**	**2.687.949**	**1.881.071**	**1.336.320**	**6.153.942**	**37.832.174**
Net liquidity gap	**570.616**	**(11.958.074)**	**(149.843)**	**1.923.584**	**3.894.785**	**10.654.440**	**(4.935.508)**	-
Prior Period 31 December 2004								
Total assets	2.322.772	5.572.178	3.240.730	3.676.291	7.407.823	11.590.828	1.102.790	**34.913.412**
Total liabilities	3.506.847	14.805.285	3.545.273	1.750.155	2.914.336	2.164.525	6.226.991	**34.913.412**
Net liquidity gap	**(1.184.075)**	**(9.233.107)**	**(304.543)**	**1.926.136**	**4.493.487**	**9.426.303**	**(5.124.201)**	-

(*) Assets that are necessary for banking activities and that can not be liquidated in a short term, such as fixed and intangible assets, investments, subsidiaries, stationery, pre-paid expenses, loans under follow-up, are classified in this column.

(**) Shareholders' Equity is presented under "Other Liabilities" item in the "Unclassified" column.

(Amounts expressed in thousands of New Turkish lira (YTL))

SECTION FIVE
INFORMATION AND DISCLOSURES RELATED TO FINANCIAL STATEMENTS

I. INFORMATION AND DISCLOSURES RELATED TO ASSETS

a. Information related to the account of the Central Bank of Turkey:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
Demand unrestricted amount	11.634	135.477	5.738	33
Time unrestricted amount	-	-	-	-
Total	**11.634**	**135.477**	**5.738**	**33**

b. Additional information on trading securities, in net amounts:

1. Information related to trading securities given as collateral or blocked:
   Trading securities given as collateral or blocked are composed of foreign currency government bonds.

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
Share certificates	-	-	-	-
Government bonds, treasury bills and similar investment securities	-	664.760	-	764.015
Other	-	-	-	-
Total	-	**664.760**	-	**764.015**

2. Trading securities subject to repurchase agreements:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
Government bonds	-	261.218	-	183.068
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	-	**261.218**	-	**183.068**

(Amounts expressed in thousands of New Turkish lira (YTL))

c. Information on investment securities available-for-sale:

1. Types of investment securities available-for-sale:

Investment securities available-for-sale are composed of TL and FC government bonds, TL treasury bills and share certificates of institutions that the Bank has less than 10% share.

2. Information on investment securities available-for-sale:

	Current Period 31 March 2005	Prior Period 31 December 2004
Debt securities	12.302.797	11.136.163
Quoted in a stock exchange	10.195.551	8.671.479
Not quoted (*)	2.107.246	2.464.684
Share certificates	62.067	62.070
Quoted in a stock exchange	56.709	56.709
Not quoted	5.358	5.361
Impairment provision (-)	(30.581)	(44.573)
Total	**12.334.283**	**11.153.660**

(*) Not traded on the balance sheet date, although quoted on a stock exchange.

3. Characteristics of investment securities available-for-sale given as collateral and their carrying value:

Investment securities available-for-sale given as collateral are composed of TL and foreign currency government bonds. The sum of the acquisition cost amounting YTL795.934 and the interest accruals amounting YTL165.270 is which is also the carrying value of YTL961.204 (31 December 2004: YTL1.028.737).

4. Investment securities available-for-sale given as collateral or blocked are stated with their acquisition costs:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
Share certificates	-	-	-	-
Bond, t-bill and similar investment securities	603.858	192.076	664.285	191.196
Other	-	-	-	-
Total	**603.858**	**192.076**	**664.285**	**191.196**

(Amounts expressed in thousands of New Turkish lira (YTL))

5. Investment securities available-for-sale subject to repurchase agreements are stated with their acquisition costs:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
Government bonds	2.716.151	-	1.719.455	-
Treasury bills	-	-	-	-
Other public debt securities	-	-	-	-
Bank bonds and bank guaranteed bonds	-	-	-	-
Asset backed securities	-	-	-	-
Other	-	-	-	-
Total	**2.716.151**	-	**1.719.455**	-

d. Information related to loans:

1. Information on all types of loans and advances given to shareholders and employees of the Bank:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	Cash Loans	Non-Cash Loans	Cash Loans	Non-Cash Loans
Direct loans granted to shareholders	27	32.739	1.598	38.985
Corporate shareholders	27	32.739	1.598	38.985
Real person shareholders	-	-	-	-
Indirect loans granted to shareholders	400.816	360.437	384.907	365.576
Loans granted to employees	7.440	-	8.184	-
Total	**408.283**	**393.176**	**394.689**	**404.561**

2. Information on the first and second group loans and other receivables including loans that have been restructured or rescheduled:

Cash Loans	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
	Loans and other receivables	Restructured or Rescheduled	Loans and other receivables	Restructured or Rescheduled
Non-specialized loans	13.629.759	-	243.575	-
Discount notes	179.830	-	-	-
Export loans	1.578.885	-	52	-
Import loans	7.501	-	-	-
Loans given to financial sector	532.460	-	-	-
International loans	284.423	-	-	-
Consumer loans	2.308.335	-	107.420	-
Credit cards	1.798.969	-	122.516	-
Precious metals loans (Gold , etc...)	-	-	-	-
Other	6.939.356	-	13.587	-
Specialized loans	-	-	-	-
Other receivables	-	-	-	-
Total	**13.629.759**	-	**243.575**	-

(Amounts expressed in thousands of New Turkish lira (YTL))

3. Information on consumer loans:

	Short-term	Medium and long-term	Total	Interest and income accruals
Consumer loans-TL	338.944	2.004.952	2.343.896	24.928
Real estate loans	6.582	456.845	463.427	4.945
Automotive loans	86.699	1.098.422	1.185.121	12.610
Consumer loans	164.191	443.876	608.067	7.206
Personnel loans	1.598	5.809	7.407	167
Other consumer loans	79.874	-	79.874	-
Consumer loans- Indexed to FC	1.570	70.289	71.859	352
Real estate loans	605	58.131	58.736	247
Automotive loans	793	10.738	11.531	101
Consumer loans	172	1.387	1.559	4
Personnel loans	-	33	33	-
Other consumer loans	-	-	-	-
Credit cards	1.919.643	1.842	1.921.485	46.427
Total Consumer Loans	**2.260.157**	**2.077.083**	**4.337.240**	**71.707**

4. Domestic and foreign loans: Loans are classified according to the locations of the customers:

	Current Period 31 March 2005	Prior Period 31 December 2004
Domestic loans	13.588.911	12.504.388
Foreign loans	284.423	434.812
Total	**13.873.334**	**12.939.200**

5. Loans granted to subsidiaries and investments:

	Current Period 31 March 2005	Prior Period 31 December 2004
Direct loans granted to subsidiaries and investments	8.546	1.904
Indirect loans granted to subsidiaries and investments	-	-
Total	**8.546**	**1.904**

6. Specific provisions provided against loans:

Specific provisions	Current Period 31 March 2005	Prior Period 31 December 2004
Loans and receivables with limited collectibility	62.207	73.090
Loans and receivables with doubtful collectibility	27.513	2.775
Uncollectible loans and receivables	155.909	128.254
Total	**245.629**	**204.119**

(Amounts expressed in thousands of New Turkish lira (YTL))

7. Information on loans and other receivables included in loans under follow-up account (Net):

7(i). Information on loans and other receivables restructured or rescheduled and classified under follow-up accounts: None.

7(ii). The movement of loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Prior period end balance: 31 December 2004	73.090	2.775	128.254
Additions (+)	63.594	1.298	803
Transfers from other categories of loans under follow-up (+)	-	64.331	39.139
Transfers to other categories of loans under follow-up (-)	64.331	39.139	-
Collections (-)	10.109	1.750	10.811
Monetary loss (-)	-	-	-
Write-offs (-)	37	2	1.476
Current Period end balance	62.207	27.513	155.909
Specific provisions (-)	62.207	27.513	155.909
Net balance on balance sheet	-	-	-

7(iii). Information on foreign currency loans and other receivables under follow-up:

	III. Group	IV. Group	V. Group
	Loans and receivables with limited collectibility	Loans and receivables with doubtful collectibility	Uncollectible loans and receivables
Current Period: 31 March 2005			
Period end balance	1.247	713	30.582
Specific provisions (-)	1.247	713	30.582
Net balance on balance sheet	-	-	-
Prior Period: 31 December 2004			
Current Period end balance	1.069	112	31.711
Specific provisions (-)	1.069	112	31.711
Net balance on balance sheet	-	-	-

8. The policy followed-up for the collection of uncollectible loans and other receivables:

Uncollectible loans and other receivables are tried to be liquidated through the collection of collaterals and legal procedures.

(Amounts expressed in thousands of New Turkish lira (YTL))

e. Information on investment securities held-to-maturity (Net):

1. Information on investment securities held-to-maturity:

As of 31 March 2005, the entire investment securities held-to-maturity is composed of foreign currency indexed government bonds.

	Current Period 31 March 2005	Prior Period 31 December 2004
Debt securities	322.382	322.382
Quoted in a stock exchange	-	-
Not quoted (*)	322.382	322.382
Impairment provision (-)	-	-
Total	**322.382**	**322.382**

(*) Not traded on the balance sheet date, although quoted on the stock exchange.

2. The movement of investment securities held-to-maturity:

	Current Period 31 March 2005	Prior Period 31 December 2004
Beginning balance	322.382	734.002
Monetary loss	-	(89.237)
Purchases during year	-	-
Disposals through sales and redemptions (*)	-	(322.383)
Impairment provision (-)	-	-
Period End Balance	**322.382**	**322.382**

(*) The amount "disposals through sales and redemptions" represents entirely the disposals from the redeemed securities at maturity; there are no disposals through sales.

3(i). Information on accounts in which investment securities held-to-maturity recorded:

Investment securities held-to-maturity	Current Period 31 March 2005				Prior Period 31 December 2004			
	Historical Cost		Valuation		Historical Cost		Valuation	
	TL	FC	TL	FC	TL	FC	TL	FC
Given as collateral or blocked	322.382	-	479.151	-	322.382	-	487.419	-
Subject to repurchase transactions	-	-	-	-	-	-	-	-
Held for structural position	-	-	-	-	-	-	-	-
Receivables from securities lending	-	-	-	-	-	-	-	-
Collaterals on securities lending	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	-	-	-
Total	**322.382**	-	**479.151**	-	**322.382**	-	**487.419**	-

3(ii). Main features of investment securities held-to-maturity given as collateral or blocked:

All the investment securities held-to-maturity given as collateral are composed of foreign currency indexed government bonds.

(Amounts expressed in thousands of New Turkish lira (YTL))

Investment securities held-to-maturity given as collateral or blocked:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
Treasury Bills	-	-	-	-
Bonds and similar investment securities	322.382	-	322.382	-
Other	-	-	-	-
Total	**322.382**	-	**322.382**	-

3(iii). Investment securities held-to-maturity subject to repurchase transactions: None

3(iv). Investment securities held-to-maturity held for structural position: None

f. Information on investments (Net):

1. Accounting method used for the valuation of investments: Disclosed in Note II of the Section Three.

2. The movement schedule of investments:

	Current Period 31 March 2005	Prior Period 31 December 2004
Balance at the beginning of the period	187.436	221.031
Movements during the period		
Purchases(*)	-	2.975
Free shares obtained	-	-
Dividends from current year income	-	-
Sales (**)	(77.075)	(27.672)
Revaluation increase	-	-
Value increase / (decrease)	(839)	111
Currency translation differences arising from foreign investments	(2.128)	(9.009)
Balance at the end of the period	107.394	187.436
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) As of 31 December 2004, "purchases" fully show capital injections.

(**) The amount stated as "Sales" as of 31 March 2005 comes from the transfer of shares of Ak Uluslararası Bankası A.Ş. (formerly known as BNP Ak Dresdner Bank A.Ş.) as of 9 March 2005 from the subsidiary portfolio into the investments portfolio according to the purchase of the shares from foreign investors, amounting to 60% of total shares of the Bank.

(Amounts expressed in thousands of New Turkish lira (YTL))

3. Valuation of investments:

	Current Period 31 March 2005	Prior Period 31 December 2004
Valuation with cost (*)	97.321	176.524
Valuation with fair value	10.073	10.912
Valuation with equity method (**)	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**) Valuation with the equity method is not used.

4. Investments quoted on a stock exchange:

	Current Period 31 March 2005	Prior Period 31 December 2004
Quoted to domestic stock exchanges	10.073	10.912
Quoted to international stock exchanges	-	-

5. Information on investments sold in the current period: None

6. Investments purchased in the current period:

As of 9 March 2005 the Bank bought a 60% share in Ak Uluslararası Bankası A.Ş. (formerly known as BNP-Ak Dresdner Bank A.Ş.), amounting YTL98.488 from foreign investors.

g. Information on subsidiaries (Net):

1. Accounting method used for the valuation of subsidiaries: Disclosed in Note II of Section 3.

2. Movement schedule of subsidiaries :

	Current Period 31 March 2005	Prior Period 31 December 2004
Balance at the beginning of the period	205.253	213.392
Movements during the period		
Purchases(*)	175.563	-
Free shares obtained	-	-
Dividends from current year income	-	-
Sales / Liquidations	-	-
Revaluation increase	-	-
Impairment provision	-	-
Currency translation differences arising from foreign investments	(4.324)	(8.139)
Balance at the end of the period	376.492	205.253
Capital commitments	-	-
Share percentage at the end of the period (%)	-	-

(*) The amount stated as "Purchases" as of 31 March 2005 comes from the purchase of shares of Ak Uluslararası Bankası A.Ş. (formerly known as BNP Ak Dresdner Bank A.Ş.) as explained above in note 6. The remaining YTL77.075 arises from the transfer of these shares from the subsidiary portfolio to the investment portfolio.

(Amounts expressed in thousands of New Turkish lira (YTL))

3. Valuation of subsidiaries:

	Current Period 31 March 2005	Prior Period 31 December 2004
Valuation with cost (*)	376.492	205.253
Valuation with fair value	-	-
Valuation with equity method (**)	-	-

(*) It is the acquisition cost after the impairment provision, if any, and is equal to the value given in the financial statements.
(**)Valuation with the equity method is not used.

4. Subsidiaries quoted on a stock exchange: None

5. Information on subsidiaries sold in the current period: None

6. Subsidiaries purchased in the current period: None

h. Information on finance lease receivables (Net): None

i. Information on accrued interest and income receivables:

1. Information on accrued interest and income receivables:

	Current Period 31 March 2005		Prior Period 31 December 2004	
Accrued interest and income receivables	TL	FC	TL	FC
Interest receivables	58.833	797	50.266	684
Interest accruals	101.663	58.065	98.956	51.291
Loan commissions and other income receivables	-	-	-	-
Loan commissions and other income accruals	294	61	351	65
Total	**160.790**	**58.923**	**149.573**	**52.040**

2. Information on other accrued interest and income receivables:

	Current Period 31 March 2005		Prior Period 31 December 2004	
Other accrued interest and income	TL	FC	TL	FC
Trading securities	13.381	119.707	11.539	184.195
Available-for-sale securities	1.067.183	118.462	819.103	71.794
Held-to-maturity securities	156.769	-	165.037	-
Interest accruals of reverse repo transactions	-	-	-	-
Interest accruals of reserve deposits	13.582	3.045	13.254	2.893
Income accruals of financial derivative instruments	752	17.972	1.742	202.519
Interest and income accruals	-	3.145	-	4.868
Income accrual of foreign exchange gains	752	14.827	1.742	197.651
Income accruals of factoring receivables	-	-	-	-
Other	301	1.501	171	623
Total	**1.251.968**	**260.687**	**1.010.846**	**462.024**

(Amounts expressed in thousands of New Turkish lira (YTL))

j. Information related with other assets:

1. As of 31 March 2005, the Bank has no "deferred tax assets".

   There are no carry forward tax losses that can be used as deductions for the tax calculation. The temporary differences arising due to the different treatment of accounting policies and valuation principles, compared to the tax law, give rise to deferred tax assets and deferred tax liabilities; and this is accounted as "net deferred tax liabilities" in other liabilities.

2. Other assets amount to YTL82.719 (31 December 2004: YTL42.214) on the balance sheet and do not exceed 10% of the total assets, excluding the off-balance sheet commitments.

II. INFORMATION AND DISCLOSURES RELATED TO LIABILITIES

a. Information about deposits:

1. Information on maturity structure of the deposits:

1(i). Current Period – 31 March 2005

	Demand	With 7 days notification	Up to 1 month	1 – 3 Months	3 – 6 Months	6 months-1 year	1 Year and Over
Saving deposits	677.997	-	2.350.451	1.785.260	335.751	862.811	52.792
Foreign currency deposits	1.907.184	-	2.004.747	4.817.257	1.748.697	894.150	474.338
Residents in Turkey	1.870.661	-	1.985.875	4.420.660	1.531.046	479.616	217.331
Residents abroad	36.523	-	18.872	396.597	217.651	414.534	257.007
Public sector deposits	81.606	-	275	-	26	5	-
Commercial deposits	580.777	-	696.998	393.325	153.777	47.690	6.958
Other institutions deposits	141.498	-	14.897	55.504	21.996	5.781	196.623
Gold vault	-	-	-	-	-	-	-
Bank deposits	67.210	-	818.080	503.166	184.810	77.012	11.305
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	881	-	631.064	-	-	37.140	11.000
Foreign Banks	30.171	-	187.016	503.166	184.810	39.872	305
Special finance houses	36.158	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**3.456.272**	-	**5.885.448**	**7.554.512**	**2.445.057**	**1.887.449**	**742.016**

(Amounts expressed in thousands of New Turkish lira (YTL))

1(ii). Prior Period-31 December 2004

	Demand	With 7 days notification	Up to 1 month	1 – 3 Months	3 – 6 Months	6 months-1 year	1 Year and Over
Saving deposits	604.835	-	1.947.419	1.791.821	255.185	663.328	73.731
Foreign currency deposits	2.162.963	-	1.860.326	5.065.911	1.755.025	863.716	522.467
Residents in Turkey	2.129.114	-	1.771.159	4.775.857	1.541.123	484.658	239.558
Residents abroad	33.849	-	89.167	290.054	213.902	379.058	282.909
Public sector deposits	8.668	-	49	-	85	-	-
Commercial deposits	539.694	-	169.220	164.710	37.864	108.317	165.212
Other institutions deposits	131.655	-	7.208	6.328	1.918	16.722	481
Gold vault	-	-	-	-	-	-	-
Bank deposits	59.031	-	62.056	539.376	246.374	75.730	11.000
Central Bank of Turkey	-	-	-	-	-	-	-
Domestic Banks	825	-	-	-	1.000	34.546	11.000
Foreign Banks	5.705	-	62.056	539.376	245.374	41.184	-
Special finance houses	52.501	-	-	-	-	-	-
Other	-	-	-	-	-	-	-
Total	**3.506.846**	-	**4.046.278**	**7.568.146**	**2.296.451**	**1.727.813**	**772.891**

2. Information on the guarantee of Saving Deposits Insurance Fund:

2(i). Information on saving deposits under the guarantee of saving deposit insurance fund and exceeding the limit of deposit insurance fund:

Saving deposits	Under the guarantee of deposit insurance		Exceeding the limit of insurance deposit	
	Current Period 31 March 2005	Prior Period 31 December 2004	Current Period 31 March 2005	Prior Period 31 December 2004
Saving deposits	3.554.403	3.270.014	2.510.659	2.066.305
Foreign currency saving deposits	4.550.393	4.772.276	4.658.629	4.798.855
Other deposits in the form of saving deposits	-	-	-	-
Foreign branches' deposits under foreign authorities' insurance	1.013.490	931.403	-	-
Off-shore banking regions' deposits under foreign authorities' insurance	-	-	-	-

2(ii). Saving deposits which are not under the guarantee of deposit insurance fund:

	Current Period 31 March 2005	Prior Period 31 December 2004
Foreign branches' saving deposits	-	-
Off-shore banking regions' saving deposits	-	-

Saving deposits in the foreign branches are not under the guarantee of Saving Deposits Insurance Fund; they are guaranteed according to their local legal requirements. As seen in the above table, the Bank does not have any foreign branch-saving deposits which are not under guarantee.

(Amounts expressed in thousands of New Turkish lira (YTL))

b. Information on funds provided from repurchase agreement transactions:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
From domestic transactions	3.254.062	-	2.081.462	-
Financial institutions and organizations	2.719.000	-	1.610.000	-
Other institutions and organizations	416.507	-	344.355	-
Real persons	118.555	-	127.107	-
From foreign transactions	275	327.027	109	170.956
Financial institutions and organizations	71	327.027	31	170.956
Other institutions and organizations	179	-	33	-
Real persons	25	-	45	-
Total	**3.254.337**	**327.027**	**2.081.571**	**170.956**

c. Information on borrowings:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
Short-term	71.266	3.066.343	61.867	2.751.486
Medium and long-term	-	1.194.179	-	2.031.382
Total	**71.266**	**4.260.522**	**61.867**	**4.782.868**

The liabilities providing the funding sources of the Bank are deposits and borrowings. Deposits are the most important funding source of the Bank and diversification of these deposits by number and type of depositors with a stable structure does not create any risk concentration. The borrowings are composed of funds such as syndicated and securitized loans, money market and post finance which are obtained from different financial institutions with different maturity-interest structures and characteristics. There is no risk concentration in any of the funding sources of the Bank.

d. Information on marketable securities issued: None

e. Information on funds: None

f. Information on miscellaneous payables:

	Current Period 31 March 2005	Prior Period 31 December 2004
Total amount of cash collateral obtained	1.379	1.415

The cash collaterals obtained are related with loans given.

g. Other liabilities:

1. As of 31 March 2005, the Bank's "net deferred tax liabilities" is YTL46.018.

2. Other liabilities amounts to YTL292.359 (31 December 2004: YTL283.621) and does not exceed 10% of the total liabilities excluding off-balance sheet commitments.

(Amounts expressed in thousands of New Turkish lira (YTL))

h. Information on financial leasing:

Liabilities incurred due to financial leasing agreements:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	Gross	Net	Gross	Net
Less Than 1 Year	4.457	4.422	5.076	4.636
Between 1-4 Years	-	-	895	860
More Than 4 Years	-	-	-	-
Total	**4.457**	**4.422**	**5.971**	**5.496**

i. Information on accrued interest and expenses payable:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
Accrued interest on deposits	118.300	38.289	90.830	35.827
Accrued interest on borrowings	2.530	30.618	2.581	26.537
Accrued interest on bonds	-	-	-	-
Accrued interest on repurchase agreement transactions	1.448	913	1.084	1.674
Income accruals of financial derivative instruments	287	876	1.624	163
Accrued interest and expense	-	876	-	163
Foreign exchange losses accrued	287	-	1.624	-
Accrued interest on factoring payables	-	-	-	-
Other interest and expense accruals	71.660	46.677	88.803	21.886
Total	**194.225**	**117.373**	**184.922**	**86.087**

j. Information on general provisions and subordinated loans:

1. Information on general provisions:

	Current Period 31 March 2005	Prior Period 31 December 2004
General Provisions	80.026	76.592
Provisions for First Group loans and receivables	59.848	55.190
Provisions for Second Group loans and receivables	1.218	950
Provisions for non cash loans	9.959	11.193
Others	9.001	9.259

2. Information on other provisions:

2(i). Information on provisions for possible risks:

The Bank's general reserve calculated on the basis of statistical analyses for consumer loans amounts to YTL47.415 (31 December 2004: YTL47.415).

(Amounts expressed in thousands of New Turkish lira (YTL))

The Bank purchased foreign currency indexed government bonds with maturities of 3 to 5 years through the auction procedures in 2001 and valued them at 31 December 2001 with the market prices of the Eurobonds issued by the Turkish Undersecretariat of Treasury, in accordance with the Special Audit Communiqué and the Banking Act, Article 4. At 1 January 2002, the Bank started to value the mentioned securities with their amortised costs using the "Internal rate of return method". As of 31 December 2003, based on the prudency principle of AAR, these securities were valued, effective from their acquisition dates in accordance with the related regulations, with the "Internal rate of return method", and the resulting difference between the two methods was accounted under "Other Provisions" in the liabilities as at 31 March 2005, the related difference amounts to YTL31.737 (31 December 2004: YTL39.302).

2(ii). The "other provisions" account amounts to YTL93.228 (31 December 2004: YTL98.859); YTL79.152 (31 December 2004: YTL86.717) of this amount is the above mentioned provision provided for possible risks and the valuation difference of foreign currency indexed government bonds with maturities of 5 years valued with their amortised cost.

3. Information on subordinated loans:

	Current Period 31 March 2005		Prior Period 31 December 2004	
	TL	FC	TL	FC
From Domestic Banks	-	-	-	-
From other domestic institutions	-	-	-	-
From foreign banks	-	-	-	-
From other foreign institutions	-	4.557	-	4.778
Total	-	**4.557**	-	**4.778**

k. Information on shareholders' equity:

1. Presentation of paid-in capital (nominal values, inflation unadjusted balances):

	Current Period 31 March 2005	Prior Period 31 December 2004
Common Stock	1.500.000	1.500.000
Preferred Stock	-	-

2. Amount of paid-in-capital, explanation about whether the registered share capital system is used, if so, the amount of registered share capital (nominal values, inflation unadjusted balances):

Capital System	Paid-in capital	Ceiling
Registered share capital	1.500.000	2.500.000

3. Information on share capital increases and their sources; other information on increased capital shares in current period (nominal values, inflation unadjusted balances): None

4. Information on share capital increases from revaluation funds during the current period: There is no share capital increase from the revaluation funds.

(Amounts expressed in thousands of New Turkish lira (YTL))

5. Information on capital commitments, the purpose and the sources until the end of the fiscal year and the subsequent interim period:

   The Bank has no capital commitments in the mentioned periods.

6. The effects of anticipations based on the financial figures for prior periods about the Bank's income, profitability and liquidity, and the anticipations regarding the uncertainty of these indicators on the shareholders' equity:

   The Bank has been continuing its operations with high profitability and has been retaining most of its net profit in the equity, either by increasing its capital or transferring it into reserves. On the other hand, only a small part of the equity is allocated to associates and subsidiaries and fixed assets, thus giving a chance for a considerably high free capital which provides funds for the liquid and high interest bearing assets. Considering all these points, the Banks's shareholders' equity is getting steadily stronger.

7. Information on privileges given to shares representing the capital: None

l. Common stock issue premiums, shares and equity instruments:

	Current Period 31 March 2005	Prior Period 31 December 2004
Number of shares (thousand)	1.500.000.000	1.500.000.000
Preferred stock	-	-
Common stock issue premium	-	-
Common stock cancelling profit	-	-
Other equity instruments	-	-
Total common stock issue	1.500.000.000	1.500.000.000

m. Information on shareholders having more than 10% share percentage:

Name/Commercial Title	Share Amounts (Nominal)	Share Percentage	Paid-in Capital	Unpaid Portion
Hacı Ömer Sabancı Holding A.Ş.	513.480	34,23%	513.480	-

n. Information related to inflationary correction differences on shareholders' equity:

As explained in Section Three Footnote I-b, with the announcement made by the BRSA on 28 April 2005 based on the decree numbered 1623 and dated 21 April 2005, inflation accounting applicable for banking sector has been terminated as at 1 January 2005.

According to this decree, the "Adjustment to share capital" amounting to YTL2.551.893 accumulated until 31 December 2004 has been transferred to the "Other Capital Reserves" account. Inflationary correction differences related to other equity items are shown in the respective accounts.

(Amounts expressed in thousands of New Turkish lira (YTL))

III. INFORMATION AND DISCLOSURES RELATED TO INCOME STATEMENT

a. Information on interest income:

1. Information on interest income received from associates and subsidiaries:

	Current Period 31 March 2005	Prior Period 31 March 2004
Interests received from associates and subsidiaries	44	576

2. Information on financial leasing income: None

3. Interest received from reverse repurchase agreement transactions:

	Current Period 31 March 2005		Prior Period 31 March 2004	
	TL	FC	TL	FC
Interests received from reverse repurchase agreement transaction	-	-	-	-

b. Information on interest expense:

1. Information on interest expense given to associates and subsidiaries:

	Current Period 31 March 2005	Prior Period 31 March 2004
Interest paid to associates and subsidiaries	44	617

2. Information on financial leasing expense:

	Current Period 31 March 2005	Prior Period 31 March 2004
Financial Leasing Expenses	75	165

(Amounts expressed in thousands of New Turkish lira (YTL))

3. Maturity structure of the interest expense on deposits:

Account Name	Demand Deposits	Time Deposit					Total
		Up to 1 Month	Up to 3 Month	Up to 6 Month	Up to 1 Year	More than 1 Year	
TL							
Bank Deposits	240	11.539	-	-	351	234	12.364
Saving deposits	1.499	95.996	71.606	13.372	38.368	3.372	224.213
Public Sector Deposits	61	1	-	-	-	-	62
Commercial Deposits	793	16.251	9.171	3.585	1.112	162	31.074
Other Institutions deposits	76	254	947	375	99	3.355	5.106
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total TL	2.669	124.041	81.724	17.332	39.930	7.123	272.819
FC							
Foreign currency deposits	28	10.525	31.209	10.991	6.557	3.574	62.884
Bank deposits	132	1.619	2.961	1.087	356	2	6.157
Deposits with 7 days notification	-	-	-	-	-	-	-
Gold vault	-	-	-	-	-	-	-
Total FC	160	12.144	34.170	12.078	6.913	3.576	69.041
Total	**2.829**	**136.185**	**115.894**	**29.410**	**46.843**	**10.699**	**341.860**

4. Interest given to repurchase agreement transactions:

	Current Period 31 March 2005		Prior Period 31 March 2004	
	TL	FC	TL	FC
Interests given to repurchase agreement transactions	74.969	1.985	31.421	237

On the income statement, interests given to repurchase agreement transactions are included in the "interest expense on money market transactions".

c. Information related with other operating income:

There are no extraordinary items included in the other operating income.

(Amounts expressed in thousands of New Turkish lira (YTL))

d. Provision expense related to loans and other receivables of the Bank:

	Current Period 31 March 2005	Prior Period 31 March 2004
Specific provisions for loans and other receivables	65.695	23.320
Group III. loans and receivables	63.594	21.505
Group IV. loans and receivables	1.298	1.506
Group V. loans and receivables	803	309
General provision expenses	3.434	-
Possible risks provision expenses	-	-
Foreign exchange losses from foreign currency indexed loans	-	-
Marketable securities impairment expense	-	-
Trading securities	-	-
Available-for-sale securities	-	-
Impairment provision expense	-	-
Investments	-	-
Associates	-	-
Joint ventures	-	-
Held to maturity securities	-	-
Other	-	-
Total	**69.129**	**23.320**

e. The profit and loss from associates and subsidiaries:

1. The profit and loss from associates and subsidiaries:

	Current Period (*) 31 March 2005	Prior Period (*) 31 March 2004
Income and loss from subsidiaries (+/-)	-	17.994
Income and loss from associates (+/-)	19.639	12.940

(*) The dividend income received from subsidiaries and associates.

2. Bank's share in profit or loss from subsidiaries and associates that are accounted for using the equity method of accounting:

   Equity method is not used in any of the subsidiaries and associates mentioned in the unconsolidated financial statements.

3. The information on income and expense related with transactions made with real or legal persons within the same risk group of the Bank:

   Related information is disclosed in the note VI "Information and disclosures related to the Bank's risk group".

(Amounts expressed in thousands of New Turkish lira (YTL))

f. Information on net income or loss for the period:

1. Other operational expenses

   In accordance with the Uniform Chart of Accounts, the foreign exchange gains from foreign currency indexed securities are recorded to the "Interest income on marketable securities" account instead of "Foreign exchange gains" and the foreign exchange losses from the foreign currency indexed securities are recorded to "Other operating expenses". Thus, as of 31 March 2005, approximately YTL33.000, essentially foreign exchange loss, has been booked as "Other operating expenses". Had these amounts been booked in the "Foreign exchange gains/losses" account, the Bank's "Other operating expense" would be YTL226.066 at 31 March 2005 and "Net foreign exchange loss" would be YTL33.819 at 31 March 2005 (31 March 2004: YTL21.912 net foreign exchange loss).

2. Tax provision

   Effective from 1 January 2004, the use of inflation accounting principles in the calculation of the corporate tax base is stipulated by Law 5024 published on 30 December 2003 in the Official Gazette No.25332. In accordance with the law, if the cumulative price increase in the Wholesale Price Index (WPI) is higher than 100% for the last 36 months and higher than 10% for the last 12 months, inflation accounting principles must be taken into consideration in the calculation of the tax base. At 31 March 2004, since the conditions for the application of inflation accounting were realized, the Bank calculated and accounted its tax provision in accordance with the inflation accounting principles.

   Since the criteria of the Law number 5024 have disappeared, the application of inflation adjustment has been terminated effective from 1 January 2005 as announced by the decree number 18 published on 19 April 2005 by the Ministry of Finance.

3. Information on any change in the accounting estimates concerning the current period or consequent periods:

   None

(Amounts expressed in thousands of New Turkish lira (YTL))

IV. INFORMATION AND DISCLOSURES RELATED TO OFF-BALANCE SHEET ACCOUNTS

a. Information on contingent liabilities:

1. Contingent liabilities related to joint ventures:

   None.

2. The accounting of contingent liabilities and assets is as follows:

   For contingent assets: the asset is recorded in the financial statements if the probability of occurrence for the condition is near certain; the asset is explained in the notes if the probability of occurrence is high. For contingent liabilities: if the probability of occurrence for the contingent liability is high and can be reliably measured, a provision is calculated and reflected in the financial statements. If the probability cannot be reliably measured, the commitment is explained in the notes. If management does not expect any material loss as a result of these transactions or if the expected loss is very small, it is also explained in the notes. Accordingly, the Bank has identified certain legal proceedings outstanding against the Bank as contingent liabilities and as at 31 March 2005 the Bank has booked a provision in the amount of YTL6.296 (31 December 2004: YTL6.296).

b. Information related to off-balance sheet commitments:

1. Type and amount of irrevocable commitments: The commitments for credit card limits and cheque books amount to YTL5.163.324 (31 December 2004: YTL6.833.068) and YTL1.200.009 (31 December 2004: YTL1.096.148) respectively.

2. Type and amount of probable losses and obligations arising from off-balance sheet items:

   The Bank has no probable losses arising from off-balance sheet items. Obligations arising from off-balance sheet are disclosed in "Off-balance sheet commitments".

   2(i). Non-cash loans including guarantees, bank acceptances, collaterals and others that are accepted as financial commitments:

	Current Period 31 March 2005	Prior Period 31 December 2004
Bank acceptances	50.153	46.893
Letters of credit	837.913	762.895
Other commitments and contingencies	37.972	32.615
Total	**926.038**	**842.403**

(Amounts expressed in thousands of New Turkish lira (YTL))

2(ii). Revocable, irrevocable guarantees and other similar commitments and contingencies:

	Current Period 31 March 2005	Prior Period 31 December 2004
Revocable letters of guarantee	80.203	60.800
Irrevocable letters of guarantee	1.844.912	1.650.219
Letters of guarantee given in advance	161.688	125.262
Guarantees given to customs	180.712	172.062
Other letters of guarantee	106.599	96.630
Total	**2.374.114**	**2.104.973**

c. Total amount of non-cash loans:

1. Total amount of non-cash loans:

	Current Period 31 March 2005	Prior Period 31 December 2004
Guarantees given against cash loans	110.375	85.244
With maturity of 1 year or less than 1 year	81.083	62.007
With maturity of more than 1 year	29.292	23.237
Other non-cash loans	3.189.777	2.862.132
Total	**3.300.152**	**2.947.376**

2. Pledges, mortgages and other restrictions, if any, on property and equipment; expenditure on property and equipment during construction, commitments for the purchase of property and equipment:

   There are no pledges, mortgages and other restrictions on property and equipment and there are no commitments for the purchase of property and equipment.

d. Brief information on ratings carried out by international rating firms:

As at 14 January 2005 Fitch Ratings upgraded both the Bank's Long Term Foreign Currency Rating from "B+"to "BB-" and raised Long Term TL Rating to "BB+". For both notes general view is stable. Akbank's Long Term TL Rating is two points higher than the National Rating.

At 14 February 2005, Moody's upgraded the Bank's Outlook for Long Term Foreign Currency Deposits from "stable" to "positive".

The recent ratings are as follows:

FITCHRATINGS

	Rating	Outlook
Foreign Currency Ratings		
Long-Term	BB-	Stable
Short-term	B	
Turkish Lira Ratings		
Long-Term	BB+	Stable
Short-term	B	
National Rating		
Long-Term	AA- (tur)	Stable
Individual Rating	C	
Support Rating	4	

MOODY'S

	Rating	Outlook
Financial Strength Rating	D+	Positive
Long-Term Foreign Currency Deposit Rating	B2	Positive
Long-Term Domestic Currency Deposit Rating	Baa2	Stable
Short-Term Domestic Currency Deposit Rating	Prime-2	Stable

V. INFORMATION AND DISCLOSURES RELATED TO STATEMENT OF CASH FLOWS

a. Information about cash and cash equivalents:

1. Items included in cash and cash equivalents and the accounting policy used to determine these items:

   Cash and foreign currency and demand deposits in the banks including the Central Bank of Turkey are described as "Cash". Interbank money market placements and time deposits in the banks with original maturity of less than three months are described as "Cash equivalents".

2. The effect of any change in the accounting policies: None

(Amounts expressed in thousands of New Turkish lira (YTL))

3. Reconciliation between the totals of cash and cash equivalents in the balance sheet and in the cash flow statement is as follows:

3(i). Cash and cash equivalents at the beginning of the period:

	Current Period 31 March 2005	Prior Period 31 March 2004
Cash	**379.715**	**458.829**
Cash and foreign currency	268.481	240.501
Demand deposits in banks	111.234	218.328
Cash equivalents	**1.537.214**	**1.294.428**
Interbank money market	429.665	451.769
Time deposits in banks	1.107.549	842.659
Total cash and cash equivalents	**1.916.929**	**1.753.257**

The total value reached as a result of transactions in the prior period is the total value of cash and cash equivalents for the beginning of the current period.

3(ii). Cash and cash equivalents at the end of period:

	Current Period 31 March 2005	Prior Period 31 March 2004
Cash	**556.002**	**373.482**
Cash and foreign currency	256.108	191.304
Demand deposits in banks	299.894	182.178
Cash equivalents	**1.184.984**	**983.015**
Interbank money market	247.615	578.342
Time deposits in banks	937.369	404.673
Total cash and cash equivalents	**1.740.986**	**1.356.497**

b. Information on cash and cash equivalent assets of the Bank that are not available for free use due to legal restrictions or other reasons:

Related with the securitization loans obtained from abroad, the demand and time deposits up to three months amounting to YTL20.337 is not available for free use (31 December 2004: YTL41.821).

(Amounts expressed in thousands of New Turkish lira (YTL))

VI. INFORMATION AND DISCLOSURES RELATED TO BANK'S RISK GROUP

a. Information on the volume of transaction relating to the bank's risk group, incomplete loan and deposit transactions and income and loss of the period:

1. Current Period – 31 March 2005

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and other receivables						
Balance at the beginning of the period	1.904	21.685	386.505	404.561	54.540	2.666
Balance at the end of the period	8.546	299.082	400.843	393.176	3.338	2.277
Interest and commission income received	44	5	11.719	256	596	3

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".

The counterparty basis breakdown of cash loans granted to related parties is given in the table below. As can be seen from the table, a significant portion of the related party loans is granted to joint ventures with foreign partners. Companies with foreign partners and shares in foreign partnership can also be observed in the table.

Related Party Name	**Loan Amount 31 March 2005**	**Loan Amount 31 December 2004**	Major foreign partner, if any	% of foreign ownership, if any
Carrefour Sabancı Tic. Merkezi A.Ş.	4.082	6.028	Carrefour	60
Gross	134.855	159.252		
Less: Blocked deposit collateralized	(130.773)	(153.224)		
Advansa B.V.	106.572	111.046	-	-
Gıdasa Sabancı Gıda San. ve Tic. A.Ş.	77.081	53.372	-	-
Yünsa Yünlü San. ve Tic. A.Ş.	32.523	30.347	-	-
Temsa Termo Mekanik San. ve Tic. A.Ş.	27.543	29.650	-	-
Dupont Sabancı International LLC.	21.789	21.689	E. I. Dupont	50
Toyotasa Toyota Sabancı Paz. ve Satış A.Ş.	16.298	29.857	Toyota Motor, Mitsui Co.	35
Advansa Sasa Polyester San. A.Ş.	13.542	1.313	-	-
Sakosa Sabancı ve Kosa İplik ve Kord Bezi San. ve Tic. A.Ş.	13.235	1.359	-	-
Teknosa İç ve Dış Tic. A.Ş.	12.816	31.865	-	-
Bossa Tic. ve San. İşletmeleri T.A.Ş.	8,455	1.095	-	-
İnterkordsa GmbH	8.351	6.835	E. I. Dupont	54
Sabancı Telekomünikasyon Hizmetleri A.Ş.	6.130	4.176	-	-
Kordsa Sabancı Dupont Endüstriyel İplik ve Kord Bezi San. ve Tic. A.Ş.	5.476	4.740	E. I. Dupont	42
Akçansa Çimento San. ve Tic. A.Ş.	4.084	489	Heidelberg Cement	40
Olmuksa International Paper - Sabancı Ambalaj San. ve Tic. A.Ş.	4.065	4.464	International Paper	44
Oysa Çimento San. ve Tic. A.Ş.	3.679	3.847	Heidelberg Cement	2
Marsa Kraft Jacobs Suchard Sabancı Gıda San. ve Tic. A.Ş.	2.585	5.098	Kraft Foods	49
Philip Morris Sabancı Paz. ve Satış A.Ş.	2.218	44.135	Philip Morris	75
Pilsa Plastik San. ve Tic. A.Ş.	1.411	1.573	-	-
Brisa Bridgestone Sabancı Lastik San. ve Tic. A.Ş.	1.289	1.316	Bridgestone Co.	43
Other	39.503	48.655	-	-
Total	**412.727**	**442.949**		

(Amounts expressed in thousands of New Turkish lira (YTL))

2. Prior Period-31 December 2004

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and other receivables						
Balance at the beginning of the period	1.514	26.816	275.307	382.900	25.983	13.243
Balance at the end of the period	1.904	21.685	386.505	404.561	54.540	2.666
Interest and commission income received (**)	576	15	12.496	213	1.208	9

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**)As of 31 March 2004

3. Information on deposits belonging to the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
Deposit	Current Period 31 March 2005	Prior Period 31 December 2004	Current Period 31 March 2005	Prior Period 31 December 2004	Current Period 31 Mart 2005	Prior Period 31 December 2004
Balance at the beginning of the period	9.290	106.516	321.558	465.934	80.560	81.502
Balance at the end of the period	24.208	9.290	578.187	321.558	104.688	80.560
Interest on deposits(**)	44	617	4.775	6.732	1.601	3.715

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**)As of 31 March 2004

4. Information on forward and option agreements and other similar agreements made with the Bank's risk group:

Bank's risk group (*)	Associates and subsidiaries		Direct and indirect shareholders of the Bank		Other items that have been included in the risk group	
	Current Period 31 March 2005	Prior Period 31 December 2004	Current Period 31 March 2005	Prior Period 31 December 2004	Current Period 31 Mart 2005	Prior Period 31 December 2004
Transactions for trading purposes (**)						
Beginning of the period	351.620	976.530	42.987	3.408	-	-
End of the period	93.253	351.620	208.346	42.987	-	-
Total income/loss(***)	52	497	116	13	-	-
Transactions for hedging purposes (**)						
Beginning of the period	-	-	-	-	-	-
End of the period	-	-	-	-	-	-
Total income/loss	-	-	-	-	-	-

(*) Defined in the 20th Article of the "Regulation on the Establishment and Operations of Banks".
(**) The Bank's derivative financial instruments are classified as "trading" or "hedging" transactions in terms of the Accounting Standard for Financial Derivatives. Although some derivatives hedge the Bank, they are accounted as "trading transactions" in accordance with the Accounting Standard ("AAR 1") for Financial Derivatives.
(***)As of 31 March 2004.

(Amounts expressed in thousands of New Turkish lira (YTL))

Figures presented in the table above show the sum of "sale" and "purchase" amounts of the related transactions. Each forward and swap contract and spot transaction represents a simultaneous receivable and payable to be received and paid, on a future date, in respective currencies: Accordingly, the difference between the "sale" and "purchase" transactions represents the net exposure of the Bank with respect to commitments arising from these transactions. As of 31 March 2005, net amounts of transactions with associates and subsidiaries are YTL2.001 (31 December 2004: YTL15.062), and for direct and indirect associates are YTL843 (31 December 2004: YTL356).

b. With respect to the Bank's risk group:

1. The relations with entities that are included in the Bank's risk group and controlled by the Bank irrespective of the relationship between the parties:

   The relationship of the Bank with the entities that are included in the Bank's risk group covers all banking activities that are consistent with the Banking Act, within the terms of bank-customer relationship and the market conditions.

2. The type of transaction, the amount and its ratio to total transaction volume, the amount of significant items and their ratios to total items, pricing policy and other issues:

   Loans and deposits amounts are the most important items among these transactions. Pricing and other conditions are performed according to the market ratios and conditions. The ratio of related party loans to total loans is 3% (31 December 2004: 3%); the ratio of related party deposits to total deposits is 3% (31 December 2004: 2%). Transactions with related parties are not significant within the income statement items. The ratio of non-cash loans granted to related parties to total non-cash loans is 21% (31 December 2004: 15%). The ratio of derivative transactions with related parties to total derivative transactions is 5% (31 December 2004: 8%)

3. Transactions accounted in accordance with the equity method: None

4. Information on purchase/sale of property plant and equipment and other assets, purchase/sale of services, contracts with agents, financial lease agreements, transfer of data obtained through research and development activities, license agreements, financial (loans, cash or in kind capital aid included), commitments and contingencies and management agreements:

   Insurance products by Aksigorta and Ak Emeklilik are offered at the branch offices of the Bank which act as agencies for these firms. The entire financial leasing activities are carried through BNP Ak Dresdner Finansal Kiralama A.Ş., which is 100% owned by BNP Ak Dresdner Bank A.Ş., the subsidiary of the Bank.

   The cash and non-cash loans to the related party's are granted in accordance with the limits designated by the Banking Act and the current market interest rates and conditions.

(Amounts expressed in thousands of New Turkish lira (YTL))

VII. EXPLANATION RELATED TO INFLATION ACCOUNTING

As explained in Section Three Footnote I-b on 28 April 2005, the BRSA announced that the inflation accounting application in the banking sector has been terminated based on the decree numbered 1623 and dated 21 April 2005. It has been stated that the indicators in the economy, including the inflation rate which obligated the preparation of financial statements according to inflation accounting, had disappeared and that the application of inflation accounting effective from 1 January 2005 was to be terminated. According to AAR 14, in case of the discontinuation of inflation accounting, the opening balances of the current period's financial statements will be the year-end figures adjusted at the end of the inflationary period. In the preparation of the Bank's financial statements, inflation accounting has been applied until the end of 31 December 2004 and starting from 1 January 2005, it has been discontinued. In these financial statements, corresponding figures expressed for previous periods are restated in terms of the purchasing power of the TL at 31 December 2004.

The principles included in AAR14 explanations about the inflation accounting applied until 31 December 2004 are stated below.

a. Financial statements have been restated to eliminate the effect on the financial statements of the changes in the purchasing power parity of the Turkish lira at the balance sheet date.

b. These inflation adjusted financial statements have been prepared based on statutory financial statements.

c. The below conversion factors and wholesale price indices announced monthly on the same basis by the State Institute of Statistics have been used to restate the financial statements as at 31 December 2004:

Date	Price Index	Conversion Factor
31 December 2004	8.403,800	1,0000
31 March 2004	7.862,200	1,0689
31 December 2003	7.382,100	1,1384
31 December 2002	6.478,800	1,2971

d. Monetary assets and liabilities, which are carried at amounts current at the balance sheet date, are not restated because they are already expressed in terms of the monetary unit current at the balance sheet date. Non-monetary assets and liabilities which are valued at current value i.e. foreign currency denominated asset and liability accounts and whose yields or capitals are indexed to inflation or foreign currency are not restated in accordance with the related regulation and accounted like monetary items when calculating monetary gain and loss.

Non-monetary assets and liabilities which are not carried at amounts current at the balance sheet date and components of shareholders' equity are restated by applying the relevant conversion factors. In the restatement, these items are restated on the basis of their initial recognition date in the balance sheet.

- Assets are restated an the basis of their acquisition date. During the restatement of assets which are subject to depreciation, the effects of revaluation on these assets and respective accumulated depreciation, which have been recorded in accordance with the related regulation, are eliminated.

- In the restatement of shareholders' equity, transfers from revaluation fund and other similar funds to share capital are eliminated since they are not recognized as capital injection from shareholders. Transfers of amounts which do not occur as a result of revaluation such as reserves, unappropriated profit, share premiums, income from the sale of investments and real estates are deemed to be cash contributions and are restated. As a result of the restatement, any increase in the paid-in-capital with respect to the historical amount of paid-in capital is disclosed as "the inflation adjustment of paid-in capital" under equity in the financial statements.

- All items in the statement of income are restated by applying the monthly conversion factors. Since the wholesale price indices reflect monthly price changes, the same monthly conversion factors are used for all the transactions realized within a month.

- The effects of inflation on the Bank's net monetary position are included in the statement of income as "gain or loss on net monetary position".

- All Turkish lira denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are adjusted after deduction of the increases in the value of these investments due to the increases in their capitals from revaluation and other funds as well as capitalized financial expenses if any.

  Foreign currency denominated investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are valued at foreign currency acquisition costs restated in terms of the evaluation rates at the balance sheet date.

  If the inflation adjusted value is higher than the net realizable value, the values of related investments, associates, subsidiaries and share certificates included in the available-for-sale portfolio are reduced to the net realizable or fair value, if impairment is permanent.

e. In the restatement of assets subject to depreciation, revaluation values calculated in accordance with the related regulation are eliminated. Depreciation is calculated over the restated amounts of property and equipment using the straight-line method to write off the restated cost of each asset to its residual value over its estimated useful life. Information on the useful lives of the assets are disclosed in the related notes.

f. Registered values of reserves and paid-in capital under the Turkish Commercial Code and the Articles of Association of the Bank are as follows:

	31 December 2004
Paid-in capital	1.500.000
Legal reserves	160.977
General reserves	913.760

g. The financial statements of the Bank as of 31 December 2004 have been audited by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş., (a member of PricewaterhouseCoopers). In the auditor's report, it is stated that the financial statements present fairly, in all material respects, the financial position of the Bank and the result of its operations and its cash flows for the year then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

(Amounts expressed in thousands of New Turkish lira (YTL))

h. Income and expenses accrued for the period; a statement to confirm the existence of objective measures that income and expenses are not seasonal and evenly distributed:

   Income and expenses accrued during the period and income and expenses made during the period are not seasonal and evenly distributed. Although this situation permits the usage of "average indices" for the restatement of income statement items, "monthly" income and expense balances were obtained and these balances excluding "tax provision" were restated separately with the relevant month's indices, in order to perform more precise calculations and fair presentation of financial statements.

VIII. INFORMATION THAT SHOULD BE DISCLOSED RELATED TO SUBSEQUENT EVENTS

1. **Subsequent events and non-finalized transactions and their effect on the financial statements:**

   a. On 9 March 2005 the Bank acquired the remaining 60% of shares in it's subsidiary Ak Uluslararası Bankası A.Ş. (formerly BNP Ak Dresdner Bank A.Ş.) from foreign partners. Ak Uluslararası Bankası A.Ş. will be merged by absorption with the Bank.

   b. On 14 April 2005 the Bank has acquired 28% shares of Sabancı Bank plc. from H.Ö. Sabancı Holding A.Ş. (24%) and Exsa A.Ş. (4%) for an amount of GBP31.953.880.

   c. The Bank gave mandate to the WestLB AG London Branch to arrange a new financing related to export receivables, cheque receivables and workers' money orders amounting up to USD1 billion in total.

   d. In accordance with the Bank's Board of Directors' decision of 2 May 2005 it has been resolved to buy-back 2.538 founders' and usufruct shares which had been issued in line with the article 9-F of Bank's Articles of Association. Buy-back of these shares will be funded from the Bank's extraordinary reserves. The Board of Directors decided to apply to the Commercial Court for the assignment of an expert for valuation in accordance with the Article 31 of the Turkish Commercial Code.

   e. In accordance with the Bank's Board of Directors meeting held on 5 May 2005 an Extraordinary General Assembly meeting will be held on 30 May 2005 with the following agenda:

      - In relation to the merger by absorption of Ak Uluslararası Bankası A.Ş. (formerly BNP Ak Dresdner Bank A.Ş.), ratification of the Bank's financial statements as at 31 March 2005 and authoritization of the Board of Directors to sign off merger by absorption agreement.

      - In accordance with the Board of Directors' proposal and the permissions taken from legal authorities, amendment of the articles of association to comply with the New Turkish lira.

2. **Information about significant changes in the foreign exchange rates after the balance sheet date and their effects on foreign currency transactions, financial statements and foreign operations of the Bank.**

   As disclosed in Section Four – Note V, the foreign currency exposure of the Bank is very low, thus the effect of any change in the rates will not be significant..

SECTION SIX
OTHER EXPLANATIONS AND FOOTNOTES

I. OTHER EXPLANATIONS RELATED TO BANK OPERATIONS

None.

II. EXPLANATIONS ADDED FOR CONVENIENCE TRANSLATION INTO ENGLISH

The effects of differences between accounting principles and standards set out by regulations in conformity with the Article 13 of the Banking Act No. 4389, accounting principles generally accepted in countries in which these financial statements are to be distributed and International Financial Reporting Standards ("IFRS") have not been quantified in these financial statements. Accordingly, these financial statements are not intended to present the financial position, results of operations and changes in the financial position and cash flows in accordance with the accounting principles generally accepted in such countries and IFRS.

SECTION SEVEN
EXPLANATION ON REVIEW REPORT

III. EXPLANATION ON REVIEW REPORT

The unconsolidated financial statements as at and for the period ended 31 March 2005 have been reviewed by Başaran Nas Serbest Muhasebeci ve Mali Müşavirlik A.Ş. (a member of PricewaterhouseCoopers) In the review report dated 9 May 2005 it is stated that nothing has come to their attention to believe that the unconsolidated financial statements do not give a true and fair view of the financial position of the Bank at 31 March 2005 and the result of its operations for the period then ended in accordance with accounting principles and standards set out by the regulations in conformity with Article 13 of the Banking Act.

....